UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number: 001-39561

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MISSION PRODUCE, INC.
(Exact name of Registrant as specified in its charter)

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Delaware	**95-3847744**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2710 Camino Del Sol **Oxnard, California**	**93030**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (805) 981-3650

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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	AVO	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

As of April 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $512 million, based on the closing price of the registrant's common stock on the Nasdaq Global Select Market on April 30, 2024 of $11.35 per share.

As of December 2, 2024, the registrant had 70,914,767 shares of common stock at $0.001 par value outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of the registrant's definitive proxy statement for the 2025 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K are incorporated by reference into Part III of this Form 10-K.

MISSION PRODUCE, INC.
TABLE OF CONTENTS

FORM 10-K
FISCAL YEAR 2024

(Intentionally Left Blank)

FORWARD LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may", "will", "should", "expects", "plans", "anticipates", "could", "intends", "target", "projects", "contemplates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:

- Risks related to our business, including: reliance on primarily one main product; limitations regarding the supply of fruit, either through purchasing or growing; fluctuations in the market price of fruit; increasing competition; risks associated with doing business internationally, including Mexican and Peruvian economic, political and/or societal conditions; inflationary pressures; establishment of sales channels and geographic markets; loss of one or more of our largest customers; general economic conditions or downturns; supply chain failures or disruptions; disruption to the supply of reliable and cost-effective transportation; failure to recruit or retain employees, poor employee relations, and/or ineffective organizational structure; inherent farming risks, including climate change; seasonality in operating results; failures associated with information technology infrastructure, system security and cyber risks; new and changing privacy laws and our compliance with such laws; food safety events and recalls; failure to comply with laws and regulations; changes to trade policy and/or export/import laws and regulations; risks from business acquisitions, if any; lack of or failure of infrastructure; material litigation or governmental inquiries/actions; failure to maintain or protect our brand; changes in tax rates or international tax legislation; risks associated with global conflicts; and inability to accurately forecast future performance.

- Risks related to our common stock, including: the viability of an active, liquid, and orderly market for our common stock; volatility in the trading price of our common stock; concentration of control in our executive officers, and directors over matters submitted to stockholders for approval; limited sources of capital appreciation; significant costs associated with being a public company and the allocation of significant management resources thereto; reliance on analyst reports; failure to maintain proper and effective internal control over financial reporting; restrictions on takeover attempts in our charter documents and under Delaware law; and the selection of Delaware as the exclusive forum for substantially all disputes between us and our stockholders.

- Risks related to restrictive covenants under our credit facility, which could affect our flexibility to fund ongoing operations, uses of capital and strategic initiatives, and, if we are unable to maintain compliance with such covenants, lead to significant challenges in meeting our liquidity requirements and acceleration of our debt.

We have based the forward-looking statements contained in this report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in "Item 1A. Risk Factors" and elsewhere in this report. These risks are not exhaustive. Other sections of this report include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this report, including documents that we reference and exhibits that have been filed, in this report and have filed as exhibits to this report, with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this report relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

This annual report may also include trademarks, tradenames and service marks that are the property of the Company and also certain trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this annual report appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

We maintain a website at www.missionproduce.com, to which we regularly post copies of our press releases as well as additional information about us. Our filings with the Securities and Exchange Commission ("SEC"), are available free of charge through our website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Information contained in our website does not constitute a part of this report or our other filings with the SEC.

PART I

Item 1.   Business

Overview

Mission Produce, Inc. together with its consolidated subsidiaries ("Mission Produce" or the "Company," "Registrant," or "Issuer," and generally referred to as "we" or "us"), is a global leader in the avocado industry. The Company's expertise lies in the farming, packaging, marketing and distribution of avocados to food retailers, distributors and produce wholesalers worldwide. The Company procures avocados principally from California, Mexico and Peru. Through our various operating facilities, we grow, sort, pack, bag and ripen avocados and a small amount of other fruits for distribution to domestic and international markets. We report our results of operations in three operating segments which are also reportable segments:

- ***Marketing & Distribution*** sources fruit from growers and then distributes fruit through our global distribution network;

- ***International Farming*** owns and operates orchards from which the vast majority of fruit produced is sold to our Marketing & Distribution segment. The segment's farming activities range from cultivating early-stage plantings to harvesting from mature trees. It also earns service revenues for packing and processing fruit for both our Blueberries segment, as well as for third-party producers of other crops. Operations are principally located in Peru, with smaller operations emerging in other areas of Latin America.

- ***Blueberries*** is a farming operation that cultivates blueberry plants in Peru. The entity farms high-quality varieties of blueberries, and has plants in various stages of development, from seedling to mature.

Products and services

We primarily source, produce, pack and distribute avocados. The avocados we sell are primarily of the Hass variety. We sort and pack avocados and match their specifications to respective customer requirements. We sell both pre-ripe and ripened avocados, and with our network of ripening facilities, we can adjust the level of ripeness to the needs of our customers. Our custom ripening programs provide customers with the option of ordering avocados at five different stages of ripeness – hard, preconditioned, breaking, firm-ripe and ripe – which are delivered on specifically tailored schedules according to stage of ripeness. In 2021, we also began marketing mangos on a limited scale. Mangos are complementary to avocados as they typically have opposite seasons, allowing us to leverage and maintain absorption of our distribution network.

We also provide value-added services including ripening, bagging, custom packaging, logistical management, and quality assurance. In addition, we provide our customers with merchandising and promotional support, insights on market trends and hands-on training to assist with their retail sales of our avocados. For example, we operate category management, merchandising and packaging programs, such as our "Avo Intel," "Minis—small but mighty," "Emeralds in the Rough," "Ready," "Size Minded," "Jumbos—more to eat, more to love" and shelf-life extension programs, to promote the sale of avocados that might otherwise be underutilized, to identify ready-to-eat and various size avocados for consumers and to increase shelf life.

In our Blueberries segment, we act as growers. Our exclusive supply agreement with an exclusive distributor allows us to utilize our existing infrastructure and workforce in Peru during complementary periods between avocado harvest and processing seasons.

Customers

We primarily market avocados to retail, wholesale and foodservice customers. We focus on delivering quality avocados on time and within customer specifications. We forecast avocado sourcing costs for the season for our own production, which enables us to enter into fixed price contracts with customers for a season without bearing pricing risk from spot market purchases. We do not have long-term supply contracts with our customers and focus instead on building strong, long-term relationships based on product quality and specifications, on-time delivery and customer support and service.

Supply chain and distribution network

Our global distribution network includes strategically located forward distribution centers across North America, China, Europe, and the U.K. equipped to offer value-added services such as ripening, bagging, custom packaging and logistical management. Our network of distribution facilities puts us in close proximity to our customers, allowing us to provide fruit based on customer timing, specification, and volume needs. Within the United States, we can deliver avocados within approximately eight hours or less.

Before being forwarded to distribution centers, avocados are sorted and packed at one of our four state-of-the-art packing facilities in Mexico, Peru, and California, or by co-packers in various locations. Our packing facilities are located in close proximity to growers, allowing us to control the logistics of the supply chain from tree to packing, to distribution. Transportation logistics are managed across truck, ocean, air and rail platforms, depending on origin and end markets.

Competition

We compete based on a variety of factors, including the appearance, taste, size, shelf life and overall quality of our fruit, price and distribution terms, the timeliness of our deliveries to customers and the availability of our products. The avocado and fresh produce business is highly competitive, and the effect of competition is intensified because our products are perishable. Marketing competitors include other distributors, producers, and other smaller packers and marketers. Farming competitors include other farming businesses of all sizes, from large-scale businesses and cooperatives, to individual farms.

Resources

We source avocados primarily from Mexico, Peru, and California, as well as Colombia, Guatemala, South Africa, Chile, and other locations. Our diverse sourcing network mitigates the impact of potential geographical or grower-specific supply disruptions and optimizes our ability to fulfill year-round global demand.

Third-party growers

We have relationships with thousands of third-party growers. Our large scale and long track record of working with growers contributes to strong existing relationships and facilitates new relationships with third-party growers. We do not have exclusive sourcing contracts with growers.

Farming

In addition to purchasing avocados from third-party growers, we have vertically integrated farming operations where we grow avocados on owned or leased land. In Peru, we own farmland with developed orchards that are in various stages of maturity. Since fiscal 2020, we have progressively planted new orchards in Guatemala on land under long-term leases, to diversify our vertical integration sourcing strategy. We also invest in a joint venture in Colombia that owns land that is under development. After planting, avocado trees begin to produce avocados in approximately three years and typically reach full production in approximately five to seven years, depending on location. We continue to innovate our farming practices to control the quality of our fruit, through various test plots, seed research, and soil analysis.

As of October 31, 2024, our approximate international avocado planted acreage, by age and rounded to the nearest hundred, was as follows:

| Country | Avocado Acreage by Age | | | |
	0-3 years	4-6 years	>7 years	Total
Peru	500	2,700	6,400	9,600
Guatemala	1,600	200	—	1,800
Colombia[1]	900	1,100	—	2,000
Total	3,000	4,000	6,400	13,400

[1] Acreage in Colombia is farmed through a joint venture.

We are also involved in the farming of other fruits on a limited scale. We have planted mango orchards in Peru to enable us to realize synergies from labor and facility management during the avocado off-season. We have also invested in a blueberry farming joint venture, Moruga. While we do not market blueberries, our investment in Moruga further allows us to leverage labor and facility investments in Peru.

Intellectual property

We have registered or submitted registrations for certain trademarks with the United Stated Patent and Trademark Office and with the appropriate bodies in international jurisdictions, including The MISSION & TOWER DESIGN® and MISSION PRODUCE™. In addition, we have several issued patents and copyrights that are not material to our business at this time.

Seasonality

The total sales and sales price of avocados fluctuates throughout the year due to variations in supply of avocados based on geographic location. For example, in California and Peru, the harvest of avocados typically peaks between April and September. In Mexico, avocados are harvested year-round, but the harvest typically peaks between December through March. Although these geographical differences may lead to fluctuations in the purchase price of avocados, our diverse geographical avocado growth and production capabilities help us mitigate volatility in our access to supply of avocados. As a result of the volumes sourced from our farming operations in Peru, we realize a greater portion of our gross profit during the third and fourth quarters of our fiscal year. Sales in our Blueberries segment are concentrated in the first and fourth quarters of our fiscal year in alignment with the Peruvian blueberry harvest season, which typically runs from July through January.

People

As of October 31, 2024, we had approximately 3,100 employees located worldwide, of which, 1,500 were located in Peru, 700 were located in Mexico, 500 were located in the U.S., and 400 were located in other regions such as Guatemala, the U.K., Europe and Canada. Our headcount in Peru is inclusive of our Moruga blueberry operation. Due to the cyclical nature of avocado production, we also hire temporary and seasonal workers on our farms in Peru and packing houses in the U.S. and Mexico to meet our needs.

We seek to provide an attractive workplace for our people by adhering to and demonstrating our values: FIRST – fun, innovative, reliable, successful, and trustworthy. We are actively involved in supporting our surrounding communities, and we contribute to important causes, including those focused on children, families, and agriculture education.

Regulation and Industry Associations

Our business is impacted by general and industry-specific government regulations and requirements. Below is a summary of some of the significant industry or commodity-related regulations that impact our business.
As an agricultural producer and marketer of consumable products, our operations are subject to extensive regulation by various federal government agencies, including the FDA, the USDA and the Federal Trade Commission ("FTC"), as well as state and local agencies, with respect to product attributes, packing, labeling, storage and distribution. Under various statutes and regulations, these agencies prescribe requirements and establish standards for safety, purity and labeling. In addition, advertising of our products is subject to regulation by the FTC, and our operations are subject to health and safety regulations, including those issued under the Occupational Safety and Health Act ("OSHA"). Our packing facilities and products are subject to periodic inspection by federal, state and local authorities, including FDA review of our compliance with the Food Safety Modernization Act ("FSMA") at all of our U.S. facilities. In addition, our operations in Mexico are subject to Mexican regulations, our operations in Peru are subject to Peruvian regulations, our operations in Europe and the U.K. are subject to applicable regulations for those regions, and our Guatemalan operations are subject to applicable Guatemalan regulations.

We are subject to numerous federal, state, local and foreign environmental laws and regulations. These laws and regulations govern, among other matters, the treatment, handling, storage, use and disposal of, and exposure to, hazardous materials and waste, including herbicides, fertilizers, pesticides and other agricultural products, the remediation of contaminated properties and climate change.

In the U.S., the Hass Avocado Board was established by the USDA to promote the sale of Hass variety avocados. This board provides a basis for unified funding of promotional activities based on an assessment on all avocados sold in the U.S. marketplace. The California Avocado Commission, which receives its funding from California avocado growers, has historically shouldered the promotional and advertising costs supporting avocado sales. We believe that the incremental funding of promotional and advertising programs in the U.S. will, in the long term, positively impact average selling prices and will favorably impact our avocado businesses. Similarly, Avocados from Mexico ("AFM") was formed in 2013 as the marketing arm of the Mexican Hass Avocados Importers Association ("MHAIA") and the Association of Growers and Packers of Avocados From Mexico ("APEAM"). In Peru, the organization Pro Hass promotes the marketing of high-quality Hass avocados, providing support to the local industry with technical research, packaging, and production.

Available Information

Our corporate headquarters are located at 2710 Camino Del Sol, Oxnard, California, and our telephone number is (805) 981-3650. Our internet address is www.missionproduce.com. The information on or that can be accessed through our website is not incorporated by reference in this report.

We make available free of charge certain reports and amendments that we file with the SEC, such as our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, our directors' and officers' Section 16 reports, as soon as reasonably practicable after filing or furnishing such materials to the SEC on the "Investor relations" section of our website. They are also available free of charge on the SEC's website at www.sec.gov.

Item 1A.   Risk Factors

You should carefully consider the following risk factors, together with the other information contained in this annual report on Form 10-K, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before making a decision to purchase or sell shares of our common stock. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition and growth prospects. If that were to happen, the trading price of our common stock could decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations or financial condition.

Risks Related to Our Business

Reliance on primarily one main product subjects us to a concentrated set of risks for which there is limited ability to mitigate.

The impact of certain of the risks related to our business described herein may be exacerbated by the fact that we grow, market, and distribute, as applicable, one main product—avocados. Risks relating to the supply of fruit, pricing of fruit, competition, sales channel development, customer concentration, regulatory and governmental policy decisions and/or changes, including tariffs and other trade-related actions, and other of the risks related to our business may be further concentrated if it materially impacts our ability to farm, market, and distribute our main product effectively and could negatively impact our business, operations, and financial condition.

Our ability to generate revenues is limited by the supply of fruit and our ability to purchase or grow additional fruit.

Our ability to distribute fruit is limited by our ability to acquire supply from third-party growers and to produce fruit on our own farms. With a limited number of trees on our farms and on the farms from which we purchase, our ability to obtain supply from third parties and adapt to any changes in demand of our product is constrained. If we are unable to purchase sufficient volumes from third-party growers at acceptable prices or demand for our products were to increase in the future, we would need access to additional fruit from third-party suppliers or additional capacity and production from our owned farms. This may expose us to increases in short-term costs and additional production exposes us to additional long-term operating costs. If supply decreases dramatically, whether as a result of climate change, labor matters, regulatory or legal actions, or other problems, prices have and could dramatically increase and we may not be able to purchase sufficient fruit at acceptable prices. The impact of the limited supply and increased prices could decrease our revenues or increase our costs of goods sold, which would harm our business and financial results.

Our profitability is sensitive to fluctuations in market prices of our products which we do not control.

The pricing of fruit we purchase for distribution depends on supply, and excess supply or constrained supply can lead to price fluctuations and competitive pricing pressure. Growing conditions, harvest and fruit size and quality, regulatory or legal actions impacting available supply, and other factors endemic to farming and agriculture can significantly affect market prices and impact supply, size, and quality of product.

Pricing also depends on quality. Fresh produce is highly perishable and generally must be brought to market and sold soon after harvest. The selling price received depends on the availability and quality offered by us to customers and what comparable offerings are available in the market generally.

Pricing also depends on demand, including demand for particular products, sizes, and quality, and consumer preferences for particular food products are subject to fluctuations over time. Shifts in consumer preferences that impact demand at any given time can result from a number of factors, including dietary trends, price, attention to particular nutritional aspects, concerns regarding the health effects of particular products, attention given to product sourcing practices, economic factors, sustainability and ethical issues associated with supply chain practices, and general public perception of food safety risks. Consumer demand for our products also may be impacted by any public commentary that consumers may make regarding our products, as well as by changes in the level of advertising or promotional support that we employ or that are employed by relevant industry groups or third parties. If consumer preferences trend negatively with respect to our products, our sales volumes may decline as a result.

We are subject to increasing competition that may adversely affect our operating results.

The market for our products is highly competitive. Competition for the purchase of our products from suppliers and the sale of our products to our customers primarily comes from other marketers and distributors. If we are unable to consistently pay growers a competitive price for their fruit, these growers may choose to have their fruit marketed by alternative distributors. If we are unable to offer attractive prices or consistent supply of desired size and quality of fruit to retail, foodservice, wholesale, and other customers, they may choose to purchase from other companies. Such competition may adversely affect our volumes and prices, which would harm our business and results of operations.

We are subject to the risks of doing business internationally and our current international operations are subject to a number of inherent risks.

We conduct a substantial amount of business internationally, including: doing business with growers and customers who are located outside the United States; purchasing fruit from growers and packers in Mexico and other countries; owning or leasing thousands of acres of farms in other countries, operating sales, packing and/or distribution facilities in Peru, Mexico, and other international regions, having foreign joint ventures such as in Colombia, China, and South Africa, and selling products to foreign customers. We also continually explore sourcing, distribution and sales opportunities in additional countries. Conducting business internationally has exposed, and continues to expose, us to a variety of risks, including:

- Changes in legal or regulatory requirements affecting foreign investment, taxes, labor, imports and exports or changes in or interpretations of foreign regulations that may adversely affect our ability to sell our products, repatriate profits to the United States or operate our foreign-located facilities;

- adverse regulatory or governmental actions and interpretations that can be costly to challenge and even if/when challenged, may result in operational or business-related changes or have a negative operational or financial impact;

- failure to comply with restrictions on the ability of companies to do business in foreign countries;

- restrictive U.S. and foreign governmental actions, such as restrictions on transfers of funds and trade protection measures, including import/export duties and quotas and customs duties and tariffs, or unexpected changes in tariffs, trade barriers and regulatory requirements;

- compliance with a myriad of laws and legal regimes, including tax, employment, immigration and labor laws;

- negotiation and implementation of free trade agreements between the United States and other countries, particularly in Mexico which can reduce or increase barriers to international trade and thus affect the cost of conducting business internationally, including the cost of purchasing avocados;

- multiple, conflicting and changing laws and regulations such as tariffs and tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

- potential failure by us or third parties we rely on to obtain and/or maintain regulatory approvals for the sale or use of our products in various countries;

- difficulties in managing global operations;

- logistics and regulations associated with shipping products, including infrastructure conditions and transportation delays;

- financial risks, such as longer payment cycles, difficulty enforcing contracts and collecting accounts receivable, and exposure to currency exchange rate fluctuations;

- reduced protection for intellectual property rights, or lack of them in certain jurisdictions;

- economic weakness or instability, economic recessions, political and economic instability, including corruption, wars and regional or global conflicts, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

- failure to comply with the Foreign Corrupt Practices Act, or other similar laws, including its books and records provisions and its anti-bribery provisions, by maintaining accurate information and control over sales activities and distributors' activities;

- taxes, including withholding of payroll taxes;

- currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- production shortages or disruptions in supply, labor, transportation and trading; and

- business and shipping interruptions resulting from pandemics and natural or other disasters including earthquakes, volcanic activity, hurricanes, floods and fires.

We have encountered many of these risks, which have affected our international expansion and operations and, consequently, could have an adverse effect on our financial condition, results of operations and cash flows.

Inflationary pressures and increases in costs of commodities or other products we use in our business, such as fuel, packing, and paper, could adversely affect our operating results.

The price of various products that we use in packing, shipping, or distributing our products can significantly affect our costs. Fuel and transportation costs are a significant cost component and make up a meaningful portion of the price of much of the fruit that we purchase from growers. There can be no assurance that we will be able to, or to what extent we can, pass on to our customers the increased costs we incur in these respects.

The cost of paper is also significant to us because most of our products are packed in cardboard boxes. As the price of paper increases, our operating income will decrease if we are not able to effectively pass these price increases to our customers.

We may not have sufficient and established sales channels and geographic markets for growing industry and owned supply or to meet our growth goals.

We may fail to develop an effective customer strategy for our existing customers, or we may fail to establish and grow emerging markets and geographic channels, which may result in reduced profitability and negatively impact financial results.

We may not have sufficient and established sales channels and markets for growing industry and owned farm supply. As a result, we may sell fruit in less favorable markets at reduced profitability and/or dispose of the fruit at a loss. Lack of a holistic customer strategy and prioritization of customers for fulfillment during shortages or at sub optimal pricing may negatively impact financial results and cause operational challenges.

The loss of one or more of our largest customers, or a reduction in the level of purchases made by these customers, could negatively impact our sales and profits.

Sales to our top 10 customers amounted to approximately 69% of net sales for the year ended October 31, 2024, 65% for the year ended October 31, 2023, and 59% for the year ended October 31, 2022. We expect that a significant portion of our revenues will continue to be derived from a relatively small number of customers. We believe these customers make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance, desired inventory levels and other factors that may be important to them at the time the purchase decisions are made. Changes in our customers' strategies or purchasing patterns, including a reduction or increase in the number of suppliers from which they purchase, may adversely affect our sales. Additionally, our customers may face financial or other difficulties which may impact their operations and cause them to reduce their level of purchases from us, which could adversely affect the results of operations. Customers also may respond to any price increase that we may implement by reducing their purchases from us, resulting in reduced sales of our products. If sales of our products to one or more of our largest customers are reduced, this reduction may have a material adverse effect on our business, financial condition, and results of operations. Any bankruptcy or other business disruption involving one of our significant customers also could adversely affect our results of operations.

We are also subject to an increasing number of customer requirements, including with respect to sustainability and corporate responsibility requirements applicable to our supply chain, and other operational requests that can be challenging and costly to implement and may affect our ability to source fruit and increase costs. Failure to provide adequate resources or to adopt a customer satisfaction strategy may damage relationships with key customers or subject us to loss of customers.

Mexican economic, political and societal conditions may have an adverse impact on our business.

Mexico is the largest source of our supply of avocados, and our business is affected by developments in that country. Shipments from Mexico to the United States are dependent on the border remaining open to imports, which has closed from time to time. In addition, security institutions in Mexico are under significant stress as a result of organized crime and gang and drug-related violence, which also could affect avocado production and shipments. This situation creates potential risks that affect a large part of our sourcing in Mexico and would harm our operations if it impacts our facilities or personnel. In addition, Mexican growers strike from time to time. We cannot provide any assurance that economic conditions or political developments, including any changes to economic policies or the adoption of other reforms proposed by existing or future administrations, in or affecting Mexico will not have a material adverse effect on market conditions, our ability to source fruit effectively, or on our business, results of operations or financial condition.

We are also subject to various legal and regulatory changes impacting labor in Mexico, including related to reform bills on subcontracting matters and unionization and collective bargaining. In November 2020, the President of Mexico signed a reform bill on subcontracting matters to add and repeal various articles of Mexico's Federal Labor Law, Social Security Law, Law of the National Workers' Housing Fund Institute, Federal Fiscal Code, Income Tax Law, the Value Added Tax Law, and other laws and regulations. This Reform on Outsourcing bill was later approved and published in the Official Gazette of the Federation in April 2021. The bill, amongst other things, prohibits the subcontracting of personnel unless the subcontracted personnel provides services or executes specialized works that are not part of the corporate purpose of economic activity of the beneficiary of the services. In November 2022, the Secretary of Labor and Social Welfare set forth the criteria for subcontracting inspections and noted that cutting, harvesting or picking would be considered the predominant economic activity of companies who are engaged in the cultivation, packing, distribution, and export of fruit. Under this interpretation, we may be required to directly employ the avocado harvesting and picking crews in Mexico and may no longer be able to subcontract such personnel. We are analyzing the impact of this on our business and contemplating all avenues available to us to challenge and/or comply with both the bill and the criteria released in November 2022 for inspections. We have challenged the legality of the criteria before the Tax Court which has granted a favorable suspension of enforcement. Such suspension was appealed by the defendant authorities, and the Tax Court has ruled in favor of the Company and confirmed the definitive suspension granted to the Company. The Tax Court has also ruled that the ban on subcontracting of cutters, pickers, and harvesters is illegal and does not apply to the Company. An appeal has been made by the defendant authorities challenging the favorable rulings and such appeal is pending before the applicable courts. We may not prevail on the appeal, and/or we have and may challenge the applicability and interpretation or enforcement of such laws or positions against our subsidiary or operations in Mexico. If we are unsuccessful in our challenges, if any, or if we fail to comply with these regulations, we could be subject to fines, penalties, unfavorable tax and other positions, and/or we may have to make required operational changes. We may not have the infrastructure in place to make such changes in the time period required. This and other impacts from this bill could have a material impact on our operations, business, financial performance, and profitability.

Peruvian economic and political conditions may have an adverse impact on our business.

A significant part of our farming operations is conducted in Peru. Accordingly, our business, financial condition or results of operations are affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in the country. During the past several decades, Peru has had a succession of regimes with differing policies and programs. Past governments have frequently intervened in the nation's economy and social structure, and they and businesses associated with them also faced money laundering and corruption issues. Among other actions, past governments have imposed controls on prices, exchange rates and local and foreign investments, as well as limitations on imports, have restricted the ability of companies to dismiss employees and have prohibited the remittance of profits to foreign investors.

Because we have significant operations in Peru, political developments and economic conditions, including changes to economic policies or the adoption of other reforms proposed by existing or future administrations, in Peru and/or other factors could have a material adverse effect on market conditions, prices of our securities, our ability to obtain financing and our results of operations and financial condition.

Our performance may be impacted by general economic conditions or an economic downturn.

An overall decline in economic activity could adversely impact our business and financial results. Economic uncertainty, recessions, or inflationary pressures may reduce consumer spending and/or demand for our products as consumers make decisions on what to include in their food budgets. This could be caused by a number of reasons, including political unrest, wars or other conflicts, health pandemics or other matters beyond our control. This could also result in a shift in consumer preference and demand away from our products. Shifts in consumer spending could result in increased pressure from competitors or customers that may require us to increase promotional spending or reduce the prices of some of our products and/or limit our ability to increase or maintain prices, which could lower our revenue and profitability. Instability in financial markets may impact our ability, or increase the cost, to enter into new credit agreements in the future. Additionally, it may weaken the ability of our customers, suppliers, third-party distributors, banks, insurance companies and other business partners to perform their obligations in the normal course of business, which could expose us to losses or disrupt the supply of inputs we rely upon to conduct our business. If one or more of our key business partners fail to perform as expected or contracted for any reason, our business could be negatively impacted.

Failure to optimize our supply chain or disruption of our supply chain could have an adverse effect on our business, financial condition and results of operations.

Our ability to source, produce, distribute, and sell products in coordination with our suppliers is critical to our success. We depend on the effectiveness of our supply chain management to ensure a reliable and sufficient supply of quality products. Our business has been, and may continue to be, impacted by supply chain constraints. These supply chain constraints could put significant inflationary pressures or cause significant disruption in our business and operations. The Company's business and results of operations may be adversely affected by increased costs, disruption of supply or unavailability or shortages of materials, fuel and other supplies. In addition, disruption of operations at third party service providers, suppliers, or logistics providers may impact the Company's ability to distribute products. Actions taken to mitigate the impact of any potential disruption, including increasing inventory in anticipation of a potential production or supply interruption, may adversely affect the Company's financial results. Additionally, labor-related challenges have caused disruptions for many of these providers and may continue to impact the Company's ability to receive inputs or distribute products. Additionally, from time to time, we experience operational difficulties with third parties, which may include increases in costs, reductions in the availability of materials or production capacity, delays in the addition of incremental capacity, failures to meet shipment or production deadlines. The inability of a third-party supplier or provider to fulfill obligations in a timely manner or in desirable quantities or to meet our safety, quality and supplier standards or regulatory requirements could have a material adverse impact on our businesses, reputation, financial condition, results of operations and cash flows.

Additionally, damage or disruption to our collective production or distribution capabilities resulting from weather, any potential effects of climate change, natural disaster, disease, crop spoilage, fire or explosion, terrorism, wars or regional/global conflicts, pandemics, strikes, repairs or enhancements at our facilities, or other reasons, could impair our ability to produce or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, and may require additional resources to restore our supply chain.

Our ability to serve our customers is a function of reliable and cost-effective transportation. Disruption of the supply of these services and/or significant increases in the cost of these services could impact our operating income.

We use multiple forms of transportation to bring our products to market. They include sea, truck and air-cargo. Transportation costs include ship and truck operating expenses, using chartered refrigerated ships and trucks and container equipment related costs. Disruption to the timely supply or availability of these services or dramatic increases in the cost of these services for any reason including availability of fuel or labor for such services, labor disputes, governmental regulation, or governmental restrictions limiting specific forms of transportation could have an adverse effect on our ability to serve our customers and consumers and could have an adverse effect on our financial performance.

In the past, we have experienced increases in transportation costs, decreases in the availability of shipping, and other global supply chain complexities, including labor shortages. Such complexities have and could continue to result in delays in customer shipments which may negatively impact our ability to recover costs, retain or attract customers, and/or sell our product effectively. Significant disruptions could continue to occur and put pressure on transportation and shipping infrastructure. The fluctuation in transportation costs cannot always be predicted and there can be no assurances that such costs and/or shipping disruptions will not increase in the future. To the extent that we experience increased costs, we may increase our prices, pass the increase along to customers, or otherwise take actions to offset the impacts. We may not be able to offset increased costs fully or at all, and there can be no assurances that increasing prices will fully mitigate the impact of increases, which could adversely impact our results.

We depend on our key personnel and an effective organizational structure to run our business and if we fail to attract and retain key personnel, or fail to optimize our organization structure, we may not be able to implement our business strategy or operate our business effectively.

Our success largely depends on the contributions of our management team, including Stephen Barnard, our CEO. We believe that these individuals' expertise and knowledge about our industry and their respective fields and their relationships with other individuals in our industry are critical factors to our continued growth and success. Failure or inability of key management team members to deliver on the Company's strategic goals, execute on action items and plans, and/or operate the business in an effective manner may have a material adverse effect on our business and financial condition. We have had departures of members of senior management and other members of senior management could depart the Company. This could have a material adverse effect on our business and prospects. Our success also depends upon our ability to adequately compensate, attract and retain qualified personnel. The operation of our facilities depends on adequate and affordable supply of labor and good labor relations with our employees. Our employees are essential to our operations and our ability to farm, package and/or deliver our products. We are subject to inflationary pressures in labor as well as a tight labor market for recruitment and retention of skilled, short- and long-term labor. If we are unable to attract and retain enough skilled personnel at a reasonable cost, our results may be negatively affected.

Growers from whom we source a significant portion of our supply from, and we ourselves as growers, are subject to the risks that are inherent in farming, including those related to climate change.

Our results of operations may be adversely affected by numerous factors over which we have little or no control and that are inherent in farming, including appropriate use of inputs and resources necessary for farming such as water, fertilizers, and pesticides, adverse weather including drought, floods, abnormally high or low temperatures or weather patterns, high winds, earthquakes and wildfires, and growing conditions, pest, and disease problems.

Government regulations regarding farming and the marketing of agricultural products or third-party advocacy groups and customers can impose additional requirements or prohibitions on farming or growing practices that impose additional costs on, or make it more difficult to conduct, our business.

In addition, the timing of harvests from global sourcing regions and the distribution, including transportation, of our products is dependent upon a number of factors, including weather, natural events, and climate change. The potential impact of climate change is uncertain and may vary by geographic region. The possible effects could include changes in rainfall patterns, water shortages, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations and the supply of our products. Our operations also rely on the availability of dependable and efficient transportation services and routes. A disruption in transportation services or routes as a result of climate change may also significantly impact our results of operations.

Legal, regulatory or other market pressures aimed at addressing climate change or other sustainability or environmental concerns could negatively affect our business operations. The increasing concern over climate change and related environmental or sustainability impacts may result in more regional, federal, foreign and/or global legal and regulatory requirements or additional market pressures aimed to reduce or mitigate the environmental impact of growing our products, including as it relates to greenhouse gases, water usage, deforestation, and other matters of concern.

Legislation and regulation requiring extensive disclosure and third-party audits of climate-related and other environmental data and the requirements that we and our suppliers must undertake to monitor our emissions and comply with reporting obligations will cause us to experience significant increases in costs and expenditure of resources. Additionally, efforts to improve energy and resource efficiency, mitigate environmental impacts from growing practices may cause significant additional costs or restrictions on our business and operations. We may not be able to pass any resulting cost increases to our customers. Furthermore, we may be required to make additional investments of capital to maintain compliance with new laws and regulations or in response to third party market pressures.

Due to the seasonality of the business, our revenue and operating results may vary from quarter to quarter and year to year.

Our earnings may be affected by seasonal factors, including:
- The availability, quality and price of fruit;
- the timing and effects of ripening and perishability;

- the ability to process perishable raw materials in a timely manner;
- fixed overhead costs during off-season months at our farms; and
- the impacts on consumer demand based on seasonal and holiday timing.

System security risks, data protection breaches, cyber-attacks and systems integration issues could disrupt our internal operations or services provided to customers, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation and adversely affect our stock price.

Our internal computer systems and those of our current and any future customers, partners, contractors, consultants, vendors and suppliers are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication, system, and electrical failures. Such system failures, accidents or security breaches can cause material disruption to our business operations and cause us to expend considerable resources to address such failures or breaches. Experienced computer programmers and hackers may be able to penetrate our information technology security and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns, or develop and deploy phishing attempts, viruses, worms, and other malicious software programs that attack our programs or otherwise exploit any security vulnerabilities of our products or our people. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. The costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, production, distribution or other critical functions.

Portions of our information technology infrastructure have and may in the future experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We have experienced difficulties, and may not be successful in the future, with implementing new systems and transitioning data, which have and could cause business disruptions. These difficulties have resulted in and may result in increased costs, time consuming and resource-intensive remediation efforts to address issues, and disruption to the business. Such disruptions have and could adversely impact our ability to fulfill orders and interrupt other key business processes. We have experienced delays and lower profit from these disruptions and may experience such difficulties in the future. As a result, our financial results, stock price, or reputation have and may be adversely affected.

We rely on third-party service providers, including software and cloud data service providers, for certain areas of our business, including sourcing/procurement, supply chain, manufacturing, distribution, information technology support services and administrative functions (such as payroll processing, health and benefit plan administration and certain finance and accounting functions). Failure by these third parties to meet their contractual, regulatory and other obligations to us, or our failure to adequately monitor their performance, could result in our inability to achieve the expected cost savings or efficiencies and result in additional costs to correct errors made by such service providers. Depending on the function involved, such errors can also lead to business disruption, systems performance degradation, processing inefficiencies or other systems disruptions, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, incorrect or adverse effects on financial reporting, litigation, claims, legal or regulatory proceedings, inquiries or investigations, fines or penalties, remediation costs, damage to our reputation or have a negative impact on employee morale, all of which can adversely affect our business.

We employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our computer systems and network infrastructure to reduce the likelihood of any cybersecurity incident and have developed a multi-discipline response plan to help ensure that our executives are fully and accurately informed and manage, with the help of content experts, the discovery, investigation and auditing of, and recovery from any cybersecurity incidents. Despite these efforts, we can provide no assurance that these measures will successfully prevent all cybersecurity incidents or mitigate losses resulting from a cybersecurity incident.

Available cyber-risk insurance coverage and policy limits may not adequately cover or compensate us in the event of a cybersecurity incident. Our financial performance could be materially adversely affected if our operations are interrupted by a cybersecurity incident from which we are not able to promptly and fully recover, if any cyber-risk insurance is unable to fully address our losses and/or if we become subjected to litigation or regulatory action because of such an incident.

We are subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and such laws, regulations, policies and contractual obligations affect our business.

In the ordinary course of business, we collect, store, process and transmit confidential business information and certain personal information relating to customers, employees and suppliers. We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally-identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. Ongoing efforts to comply with evolving laws and regulations may be costly and require ongoing modifications to our policies, procedures and systems. If our or our partners' or service providers' privacy or data security measures fail to comply with requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with federal, state and international laws regarding privacy and security of personal information could expose us to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

Food safety events, including instances of food-borne illnesses, could create negative publicity for our customers and adversely affect sales and operating results.

Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe, quality products. However, food safety events, including instances of food-borne illness, have occurred with avocados in the past, and could occur in the future. Food safety events experienced by our customers, whether or not they involve our fruit, could adversely affect sales to those customers. In addition, customers who purchase our fruit for their food products could experience negative publicity, or experience a significant increase in food costs if there are food safety events. If such customers experience a decline in sales as a result of such food safety event, our results of operations would be adversely affected.

A recall of our products could have a material adverse effect on our business. In addition, we may be subject to significant liability claims should the consumption of any of our products cause injury, illness or death.

The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, pathogenic bacteria, substances, chemicals, or residues introduced during the growing, storage, handling or transportation phases. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable laws and regulations, we cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image.

We are subject to possible changing United States Department of Agriculture and Food and Drug Administration regulations that govern the importation of our products into the United States.

The USDA has established, and continues to modify, regulations governing the importation of our products into the United States, and also limits the countries from which our products may be imported. Our permits that allow us to import foreign-sourced products into the United States generally are contingent on our compliance with these regulations. Our results of operations may be adversely affected if we are unable to comply with existing and modified regulations and are unable to secure import permits in the future.

The FDA establishes, and continues to modify, regulations governing the distribution of our products, such as the Food Safety Modernization Act, which implements mandatory preventive controls for food facilities and growing operations to comply with mandatory produce safety standards. The FDA final rule on Requirements for Additional Traceability Records for Certain Foods (Food Traceability Final Rule) establishes traceability recordkeeping requirements, beyond those in existing regulations, for persons who manufacture, process, pack, or hold foods included on the Food Traceability List (FTL). Complying with these rules can be costly and resource intensive and may adversely affect our business, operations, and financial condition if we are unable to implement processes to comply with these existing and future regulations or if we fail to comply with these existing and future regulations.

Changes to U.S. trade policy, tariff and import/export regulations may adversely affect our operating results.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing foreign trade, development and investment in the territories or countries where we currently conduct our business, as well as any negative sentiment toward the U.S. as a result of such changes, could adversely affect our business. The U.S. has instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business.

As a result of policy changes and government proposals, there may be greater restrictions and economic disincentives on international trade. The new tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, and foreign governments have instituted or are considering imposing trade sanctions on U.S. goods. Such changes have the potential to adversely impact the U.S. economy or sectors thereof, our industry and the global demand for our products, and as a result, could have a negative impact on our business, financial condition and results of operations.

We are subject to health and safety laws, which restrict our operations and increase our operating costs.

We are required to comply with health and safety laws and regulations in the United States, and in other countries where we do business and/or conduct our operations, including the UK, EU, Peru and Mexico, and are subject to periodic inspections by the relevant governmental authorities. These laws and regulations govern, among others, health and safety workplace conditions, including high risk labor and the handling, storage and disposal of chemical and other hazardous substances. Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future, restrict our operations and increase our operating costs and could adversely affect our financial results of operations and cash flows.

Compliance with environmental laws and regulations, including laws pertaining to the use of herbicides, fertilizers and pesticides or climate change, or liabilities thereunder, could result in significant costs that adversely impact our business, results of operations, financial position, cash flows and reputation.

We are subject to a variety of federal, state, local and foreign laws and regulations relating to environmental matters. In particular, our business depends on the use of herbicides, fertilizers, pesticides and other agricultural products and the use and disposal of these products in some jurisdictions are subject to regulation by various agencies. These laws and regulations may require that only certified or professional users apply the product or that certain products only be used in certain types of locations. These laws and regulations may also require users to post notices on properties at which products have been or will be applied, notification to individuals in the vicinity that products will be applied in the future, or labeling of certain products or may restrict or ban the use of certain products. We can give no assurance that we can prevent violations of these or other laws and regulations from occurring. If we fail to comply with these laws and regulations, we could be subject to, among other things, substantial penalties or fines, partial or complete cessation of our operations or a ban on the sale of part or all of our products in a jurisdiction. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, we cannot guarantee that the herbicides, fertilizers, pesticides or other products we apply, or the manner in which we apply them, will not be alleged to cause injury to the environment, people or animals, or that such products will not be restricted or banned in certain circumstances. A decision by a regulatory agency to significantly restrict the use of or ban such products that have traditionally been used in the cultivation of one of our principal products could have an adverse impact on us. Under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the U.S. Environmental Protection Agency, or EPA, undertakes a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. Similar regulations in the EU and Asia govern the pesticide approval and use process. Actions regarding the availability and use of herbicides, fertilizers, pesticides and other agricultural products, the costs of compliance, consequences of non-compliance, remediation costs and liabilities, unfavorable public perceptions of such products or products liability lawsuits could have a material adverse effect on our business, results of operations, financial position, cash flows and reputation.

There has been a broad range of proposed and promulgated state, national, local and international regulation aimed at reducing the effects of climate change. Such regulations apply or could apply in countries where we conduct operations or have interests or could conduct operations or have interests in the future. In the United States, there is a significant possibility that some form of regulation will be enacted at the federal level to address the effects of climate change. Such regulation could take several forms that could result in additional costs in the form of taxes, the restriction of output, investments of capital to maintain compliance with laws and regulations, or required acquisition or trading of emission allowances. Climate change regulation continues to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, such regulation could have a material effect on our business, results of operations, financial position or capital expenditures. To the extent that climate change affects our farms, including their water supply, our ability to grow crops could be harmed.

The acquisition of other businesses could pose risks to our financial condition and results.

From time to time, we review acquisition and investment prospects that could complement our business. Future acquisitions by us could result in accounting charges, potentially dilutive issuances of equity securities, and increased debt and contingent liabilities, any of which could have a material adverse effect on our business and the market price of our common stock. Acquisitions entail numerous risks, including the integration of the acquired operations, diversion of management's attention to other business concerns, risks of entering markets in which we have limited prior experience, assumption of liabilities and the potential loss of key employees of acquired organizations. We may be unable to successfully integrate businesses or the personnel of any business that might be acquired in the future, and we may fail to realize the anticipated benefits of any acquisition. Our failure to do so could have a material adverse effect on our business and on the market price of our common stock, and we may also not be able to achieve an attractive return on our investments.

We depend on our infrastructure to have sufficient capacity to handle our business needs.

We have an infrastructure that supports our production and distribution, but if we lose machinery or facilities due to natural disasters, mechanical failures, or other reasons, we may not be able to operate at a sufficient capacity to meet our needs. We will also continue to make investments in existing and new facilities to meet our needs. Any inability to have sufficient facilities, or loss or failure of facilities, could have a material adverse effect on our business, which could impact our results of operations and our financial condition. In addition, we have invested heavily in our distribution centers and packing facilities. Failure to utilize, manage, and operate such facilities, including preservation and maintenance of machinery and management and resource allocation related to labor, in an effective and efficient manner could cause operational and financial losses.

The efficient management of our operations depends upon our ability to protect our computer systems and network infrastructure against damage from theft, casualties such as fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, denial of service attacks, viruses, worms, malware, ransomware, breaches of the algorithms they or their third-party service providers use to encrypt and protect data and other malicious or disruptive events.

Adverse results in material litigation or governmental inquiries and actions could have an adverse financial impact and an adverse impact on our business and financial condition.

We are involved in various legal proceedings arising in the ordinary course of business including, among other things, disputes related to employee matters such as class action lawsuits, disputes with respect to vendors or business partners and clients, as well as inquiries or investigations from governmental agencies. In addition, we are and may be subject to actions by or disputes with governmental bodies or third parties regarding our proper ownership of land and other assets which may result in loss or disposition of assets without adequate compensation and/or at our expense and/or monetary damages. Some proceedings against us involve claims that are substantial in amount and could divert management's attention from operations. These proceedings also may result in substantial monetary damages. Further, legal actions and government investigations could damage our reputation with investors and adversely affect the trading prices of our securities.

We are subject to extensive government regulation in the jurisdictions in which we do business which can negatively impact our financial condition, results of operation, and cash flows.

We are subject to government regulation in the United States and in the foreign jurisdictions where we conduct business. The application of laws and regulations to our business is sometimes unclear. Compliance with laws and regulations may involve significant costs or require changes in business practices that could result in reduced profitability. If there is a determination that we have failed to comply with applicable laws or regulations, we may be subject to penalties or sanctions that could adversely impact our reputation and financial results. Compliance with changes in laws or regulations can result in increased operating costs and require additional, unplanned capital expenditures. Export controls or other regulatory restrictions could prevent us from shipping our products to and from some markets or increase the cost of doing so. Changes in tax laws and regulations and international tax treaties could affect the financial results of our businesses. Increasingly aggressive enforcement of anti-bribery and anti-corruption requirements, including the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act and the China Anti-Unfair Competition Law, could subject us to criminal or civil sanctions if a violation is deemed to have occurred. In addition, we are subject to laws and sanctions imposed by the U.S. and other jurisdictions where we do business that may prohibit us, or certain of our affiliates, from doing business in certain countries, or restricting the kind of business that we may conduct.

Further, we cannot guarantee that our internal controls and compliance systems will always protect us from acts committed by employees, agents, business partners or that businesses that we acquire would not violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering, and data privacy. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the U.S. and in other jurisdictions and related shareholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties, and could cause us to incur significant legal and investigatory fees. In addition, the government may seek to hold us liable as a successor for violations committed by companies in which we invest or that we acquire.

Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand would have an adverse impact on our business.

Consumer and institutional recognition of the Mission Produce word and design marks and related brands and the association of these brands with our sourcing, production and distribution of fresh avocados, and mangos, are an integral part of our business. The occurrence of any events or rumors that cause consumers and/or institutions to no longer associate these brands with our products and services may materially adversely affect the value of our brand names and demand for our products and services.

In addition, certain of our registered trademark applications have been opposed, and the registered or unregistered trademarks or trade names that we own or may own in the future may be challenged, infringed, declared generic, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers. Moreover, third parties have and others may file for registration of trademarks similar or identical to our trademarks; if they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies and products. Furthermore, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition, and results of operations.

We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities.

We are subject to taxes in the U.S., Mexico, Peru, the Netherlands, the United Kingdom, and other countries. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation.

We are also subject to the examination of our tax returns and other tax matters by the U.S. Internal Revenue Service ("IRS"), the Servicio de Administración Tributaria in Mexico ("SAT"), the Superintendencia Nacional de Administración Tributaria in Peru ("SUNAT") and other tax authorities. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for taxes. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our financial condition, operating results and cash flows could be adversely affected.

In December 2021, the Organization for Economic Cooperation and Development ("OECD"), which is an international public policy setting organization comprised of member countries including the U.S., published a proposal for the establishment of a global minimum tax rate of 15% (the "Pillar Two rule"). The OECD has recommended that the Pillar Two rule become effective for fiscal years beginning after January 1, 2024, which is our fiscal 2025. To date, member states are in various stages of implementation and the OECD continues to refine technical guidance.

On December 30, 2020, Peru enacted tax law repealing current tax law which provided benefits to agribusiness entities. The new law subjects us to higher Peruvian corporate income tax rates than the rate in effect on the date of repeal of 15%, as follows: 20% for calendar years 2023 to 2024, 25% for calendar years 2025 to 2027, and 29.5% thereafter.

We are subject to value-added taxes (VAT) in various foreign jurisdictions, including Mexico. Where we are entitled to a refund of the VAT we have paid, we are required to make a claim for a refund from the government authorities. Government authorities in Mexico have and could continue to reject our VAT refund requests on certain of our outsourced picking services related to harvesting fruit in Mexico. Although we believe the amounts we have claimed are fully realizable, continued government actions in Mexico could further delay the receipt of our refunds, cause us to settle for a lesser amount, or result in inability to capture the refunds both historically and in the future. This could adversely impact our future cash flows and/or pretax earnings.

Global conflicts, including those between Russia and Ukraine and the war in the Middle East may adversely affect our business and results of operations.

Given the nature of our business and our global operations, political, economic, and other conditions in foreign countries and regions, including geopolitical risks such as the current conflicts between Russia and Ukraine and the war in the Middle East, may adversely affect our business and results of operations. The broader consequences of these conflicts, which may include sanctions, embargoes, regional instability, and geopolitical shifts; transportation bans relating to certain routes, or strategic decisions to alter certain routes; potential retaliatory action by governments against companies, including us; increased tensions between the United States and countries in which we operate; and the extent of these conflicts' effects on our business and results of operations as well as the global economy, cannot be predicted.

Our business is heavily dependent on certain factors and risks such as those we have described in Item 1A that may limit our ability to accurately forecast our future performance and increase the risk of an investment in our common stock.

Our financial results may be significantly affected by variations in pricing on the purchase and sale of fruit and fluctuations in crop sizes and the volume of fruit available from owned and third-party sources. We may not be able to, or we may fail to, appropriately forecast, estimate and predict the significant inputs that impact our financial performance. Any guidance or forward-looking statement regarding future performance is subject to this uncertainty.

Risks Related to Our Common Stock

An active, liquid and orderly market for our common stock may not be maintained.

Our common stock began trading on Nasdaq in October 2020, but we can provide no assurance that we will be able to maintain an active trading market for our common stock. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our growth.

The trading price of the shares of our common stock has been, and is likely to continue to be, highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price has been and is likely to continue to be volatile. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price at which they paid. The market price for our common stock may be influenced by those factors discussed in this "Risk Factors" section and many others.

Our executive officers and directors, if they choose to act together, have the ability to control or significantly influence all matters submitted to stockholders for approval. Furthermore, many of our current directors were appointed by our principal stockholders.

Our executive officers and directors, in the aggregate, own approximately 34% of our outstanding common stock as of October 31, 2024. Furthermore, many of our current directors were appointed by our principal stockholders. As a result, such persons or their appointees to our Board of Directors, acting together, have the ability to control or significantly influence all matters submitted to our Board of Directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Because we may not pay any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, may be your sole source of gain.

We have paid cash dividends on our capital stock in the past but cannot guarantee that we will continue to do so in the future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, any contractual restrictions, our indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Any return to stockholders will therefore be limited to the appreciation of their stock. Shares of our common stock may not appreciate in value or even maintain the price at which stockholders have purchased their shares.

We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, which require, among other things, that we file with the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory "say on pay" voting requirements. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, including with respect to environmental, social and governance ("ESG") matters, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

The rules and regulations applicable to public companies has and will continue to substantially increase our legal and financial compliance costs and to make some activities more time consuming. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If no securities or industry analysts commence or continue coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management is required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending October 31, 2021. Our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we have implemented additional financial and management controls, reporting systems and procedures; and hired additional accounting and finance staff. If we or, if required, our auditors are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

There could be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions provide, among other things, that:

- our Board of Directors has the exclusive right to expand the size of our Board of Directors and to elect directors to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;

- our Board of Directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our Board of Directors;

- our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- a special meeting of stockholders may be called only by the chairperson of our Board of Directors, our chief executive officer, president or our Board of Directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- our Board of Directors may alter provisions of our bylaws without obtaining stockholder approval;

- the approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors is required to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

- stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the Board of Directors or to propose matters that can be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company; and

- our Board of Directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation provides that the Chancery Court of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders owed to us or our stockholders; (iii) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws (as either may be amended from time to time); or (iv) any action, suit or proceeding asserting a claim against us governed by the internal affairs doctrine. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation.

Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any claim for which the federal courts have exclusive or concurrent jurisdiction. Our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. If any such action is filed in a court other than a court located within the State of Delaware (a "foreign action") in the name of any stockholder, such stockholder will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce such actions and (b) having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the foreign action as agent for such stockholder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act of the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and notwithstanding the provisions of our certificate of incorporation and our bylaws, compliance with the federal securities laws and the rules and regulations thereunder may not be waived by our investors. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Risks Related to Our Indebtedness

We are subject to a number of restrictive covenants under our credit facility, which could affect our flexibility to fund ongoing operations, uses of capital and strategic initiatives, and, if we are unable to maintain compliance with such covenants, it could lead to significant challenges in meeting our liquidity requirements and acceleration of our debt.

The terms of our credit facility contain a number of restrictive covenants, including customary operating restrictions that limit our ability to engage in such activities as borrowing and making investments, capital expenditures and distributions on our capital stock, and engaging in mergers, acquisitions and asset sales. We are also subject to customary financial covenants, including a leverage ratio and a fixed coverage ratio. These covenants restrict the amount of our borrowings, reducing our flexibility to fund ongoing operations and strategic initiatives. These borrowing arrangements are described in more detail in "Liquidity and Capital Resources" under Part II, Item 7 and in Note 9 to the consolidated financial statements under Part II, Item 8 of this annual report. Compliance with some of these covenants is based on financial measures derived from our operating results. If economic conditions deteriorate, we may experience material adverse impacts to our business and operating results, such as through reduced customer demand and inflation. A decline in our business could make us unable to maintain compliance with these financial covenants, in which case we may be restricted in how we manage our business and deploy capital, including by limiting our ability to make acquisitions and dispositions and pay dividends. In addition, if we are unable to maintain compliance with our financial covenants or otherwise breach the covenants that we are subject to under our credit facility, our lenders could demand immediate payment of amounts outstanding and we would need to seek alternate financing sources to pay off such debts and to fund our ongoing operations. Such financing may not be available on favorable terms, if at all. In addition, our term loans are secured by real property, personal property and the capital stock of our subsidiaries. If we cannot repay all amounts that we have borrowed under our term loans, our lenders could proceed against our assets.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity and Information Technology

Our Board of Directors considers cybersecurity risk to be an important potential risk to our business. The Board of Directors has delegated to the Audit Committee oversight of cybersecurity and other information technology risks affecting the Company. The Audit Committee periodically evaluates our cybersecurity strategy to ensure its effectiveness. Management provides regular reports to the Audit Committee and the Board of Directors regarding cybersecurity and other information technology risks.

Our Chief Information Officer oversees our information security program. His teams are responsible for leading enterprise-wide cyber resilience strategy, policy, standards, architecture, and processes. We devote significant resources to protecting and continuing to improve the security of our computer systems, software, networks, and other technology assets. Our security efforts are designed to preserve the confidentiality, integrity, and continued availability of all information owned by, or in the care of, the Company and protect against, among other things, cybersecurity attacks by unauthorized parties attempting to obtain access to confidential information, destroy data, disrupt, or degrade service, sabotage systems, or cause other damage. Our information security program is integrated into our overall enterprise risk management program and shares common reporting channels and governance processes that apply to other legal, compliance, strategic, operational, and financial risk areas.

We identify and address information security risks by employing a defense-in-depth methodology that provides multiple, redundant defensive measures and prescribes actions to take in case a security control fails or a vulnerability is exploited. We leverage internal resources, along with strategic external partnerships, to mitigate cybersecurity threats to the Company. We have partnerships for Security Operations Center (SOC) services and various third-party assessments. We deploy both commercially available solutions and proprietary systems to manage threats to our information technology environment actively.

Certain of our information technology applications are externally audited as part of our Sarbanes-Oxley audit program and our controls include information security standards. We design and assess our information security program based on the National Institute of Standards and Technology Cyber Security Framework (NIST CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. We regularly engage appropriate external resources regarding emerging threats to navigate the diverse cybersecurity landscape.

In addition to ensuring adequate safeguards are in place to minimize the chance of a successful cyber-attack, the Company has established well-defined response procedures to effectively address cyber events that may occur despite these robust safeguards. These response procedures are designed to identify, analyze, contain, and remediate such cyber incidents to ensure a timely, consistent, and compliant response to actual or attempted data incidents impacting the Company. The Company devotes appropriate resources and enlists partners to adapt to the evolving threat landscape.

The Company takes data protection seriously and ensures employees understand their role in keeping the Company safe from cyber-attacks. We employ a robust information security and training program for our employees, including mandatory computer-based training, regular internal communications, and ongoing end-user testing to measure the effectiveness of our information security program. As part of this commitment, we require our employees to complete a Cybersecurity Awareness eCourse and acknowledge our Information Security policies. In addition, we have an established schedule and process for regular phishing awareness campaigns that are designed to emulate real-world contemporary threats and provide immediate feedback (and, if necessary, additional training or remedial action) to employees.

We have experienced no material information security breaches in the last three years. As such, we have not spent any material amount of capital on addressing information security breaches in the last three years, nor have we incurred any material expenses from penalties and settlements related to a material breach during this same time. We also carry third-party cybersecurity insurance.

Item 2.   Properties

Our principal operating, distribution and packing facilities as of October 31, 2024 were as follows:

Location	Type	Reportable Segment	Owned or Leased
North America:			
Laredo, Texas	Distribution	Marketing & Distribution	Owned
Oxnard, California	Distribution, packing	Marketing & Distribution	Owned
Swedesboro, New Jersey	Distribution	Marketing & Distribution	Leased
Portland, Oregon	Distribution	Marketing & Distribution	Leased
Atlanta, Georgia	Distribution	Marketing & Distribution	Leased
Denver, Colorado	Distribution	Marketing & Distribution	Leased
Chicago, Illinois	Distribution	Marketing & Distribution	Leased
Calgary, Alberta, Canada	Distribution	Marketing & Distribution	Leased
Dallas, Texas	Distribution	Marketing & Distribution	Leased
Toronto, Ontario, Canada	Distribution	Marketing & Distribution	Leased
Oxnard, California	Corporate headquarters	Marketing & Distribution	Leased
Other:			
Dartford, U.K.	Distribution, packing	Marketing & Distribution	Leased
Virú, Peru	Packing	International Farming	Owned
Uruapan, Mexico	Packing	Marketing & Distribution	Owned
Zamora, Mexico	Packing	Marketing & Distribution	Owned
Trujillo, Peru	Administrative	International Farming	Leased
Lima, Peru	Administrative, sales	International Farming	Leased

We own and lease approximately 16,200 of plantable acres of agricultural land under our farming operations. Our principal farming properties as of October 31, 2024 were as follows:

Location	Type	Reportable Segment	Owned or Leased
Olmos, Peru	Land	International Farming	Owned
Virú, Peru	Land	International Farming	Owned
Santa Rosa, Guatemala	Land	International Farming	Leased
Olmos, Peru	Land	Blueberries	Leased

We believe that our facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required. For additional information on leased property, see Note 10 of this annual report on Form 10-K.

Item 3.   Legal Proceedings

We are from time to time involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with clients and contractors, intellectual property disputes and other business matters.

On April 23, 2020, former Mission Produce, Inc. employees filed a class action lawsuit in the Superior Court of the State of California for the County of Los Angeles against us alleging violation of certain wage and labor laws in California, including failure to pay all overtime wages, minimum wage violations, and meal and rest period violations, among others. Additionally, on June 10, 2020, former Mission Produce, Inc. employees filed a class action lawsuit in the Superior Court of the State of California for the County of Ventura against us alleging similar violations of certain wage and labor laws. The plaintiffs in both cases seek damages primarily consisting of class certification and payment of wages earned and owed, plus other consequential and special damages. While the Company believes that it did not violate any wage or labor laws, in May 2021, the plaintiffs in both class action lawsuits and the Company agreed to settle the class action cases. Per the terms of the settlement agreement between the parties, the total amount of the settlement is $1.5 million. The Court granted Final Approval of the Class Action Settlement on June 10, 2024. Payment was sent to the Settlement Administrator on June 26, 2024, to be distributed directly to the class members. Once all settlement checks have been distributed and cashed or returned pursuant to the terms of the Settlement Agreement, the action will be dismissed with prejudice. The Court has set a deadline of June 2025 for Plaintiff to file a declaration from the settlement administrator regarding disbursal of funds.

On October 21, 2024, a former temporary worker placed at the Company's California packinghouse by a labor contractor utilized by the Company, filed a class action lawsuit in the Superior Court of the State of California for the County of Ventura County against us alleging violations of certain wage and hour laws. The plaintiff seeks damages primarily consisting of class certification, payment of wages earned and owed, liquidated damages, penalties and fees, and injunctive relief. The Company is vigorously defending against the claims. At this time, it is too soon to determine the outcome of the litigation. As a result, the Company has not accrued for any loss contingencies related to these claims because the amount and range of loss, if any, cannot currently be reasonably estimated.

The outcomes of our legal proceedings and other contingencies are inherently unpredictable, subject to significant uncertainties, and if one or more legal matters were resolved against the Company in a reporting period for amounts above management's expectations, the Company's financial condition and operating results for that period could be materially adversely affected.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been publicly traded on the Nasdaq Global Select Market under the symbol "AVO" since our IPO on October 1, 2020, which was completed at a price to the public of $12.00 per share. Prior to our IPO, there was no public market for our common stock.

Holders of Common Stock

We had 18 shareholders of record of our common stock as of December 2, 2024. This number was derived from our shareholder records and does not include holders of our common stock whose shares are held in the name of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Dividend Policy

We have paid cash dividends on our capital stock in the past but cannot guarantee that we will continue to do so in the future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, capital requirements, business prospects, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of Part III of this annual report on Form 10-K for information about our equity compensation plans which is incorporated by reference herein.

Comparative Stock Performance Graph

The following performance graph shows a comparison from October 1, 2020 (the date our common stock commenced trading on the Nasdaq Global Select Market) through October 31, 2024, of the cumulative total return for our common stock, the Nasdaq Composite Index (the annual reports for fiscal years 2021 and 2022 incorrectly labeled the name of the index as Nasdaq Composite Total Return Index) and the Nasdaq US Smart Food & Beverage Total Return Index. The graph assumes $100 was invested on October 1, 2020 in Mission Produce common stock, or the respective indices, including reinvestment of dividends, with the associated plots indicating the relative performance as of the last day of trading prior to the fiscal year end date.



	October 1, 2020	October 29, 2021	October 31, 2022	October 31, 2023	October 31, 2024
Mission Produce, Inc.	100.0	137.6	120.6	68.2	85.5
Nasdaq Composite Index[1]	100.0	136.8	97.0	113.5	159.8
Nasdaq US Smart Food & Beverage Total Return Index	100.0	121.2	135.1	116.0	129.2

(1)The annual reports for fiscal years 2021 and 2022 incorrectly labeled the name of this index as Nasdaq Composite Total Return Index

Unregistered Sales of Equity Securities

None.

Issuer Repurchases of Equity Securities

On September 6, 2023, the Board of Directors approved a stock repurchase program, which permits the Company to repurchase up to $20 million of shares of the Company's common stock within 36 months from adoption. The shares may be repurchased from time to time in open market or privately negotiated transactions in such quantities and at such prices as may be authorized by certain designated officers of the Company. Share repurchases may be made in open market or privately negotiated transactions and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable legal requirements, trading restrictions under the Company's insider trading policy and other relevant factors.

No repurchases were made by us or our "affiliated purchasers" (as defined in Rule 10b-18(a)(3) of the Exchange Act) of registered equity securities during the fourth quarter of 2024. As of October 31, 2024, the approximate dollar value of shares that may yet be purchased as part of our stock repurchase program was $19.4 million.

Item 6.   Reserved

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this annual report. This discussion and analysis contains forward-looking statements based upon our current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Please refer to the section of this report under the heading "Forward Looking Statements."

Overview

We are a world leader in sourcing, producing and distributing Hass avocados, serving retail, wholesale and foodservice customers. We source, produce, pack and distribute avocados and a small amount of other fruits to our customers and provide value-added services including ripening, bagging, custom packaging and logistical management. In addition, we provide our customers with merchandising and promotional support, insights on market trends and training designed to increase their retail avocado sales.

Reportable segments

We have three operating segments which are also reportable segments. Our reportable segments are presented based on how information is used by our CEO, who is the chief operating decision maker, to measure performance and allocate resources. After the consolidation of Moruga on May 1, 2022, the information used by the CEO was expanded to include the results of Moruga, and as such, we determined our reportable segments to be:

- *Marketing & Distribution*. Our Marketing & Distribution reportable segment sources fruit from growers and then distributes the fruit through our global distribution network.

- *International Farming*. International Farming owns and operates orchards from which the vast majority of fruit produced is sold to our Marketing & Distribution segment. The segment's farming activities range from cultivating early-stage plantings to harvesting from mature trees. It also earns service revenues for packing and processing fruit for both our Blueberries segment, as well as for third-party producers of other crops. Operations are principally located in Peru, with smaller operations emerging in other areas of Latin America.

- *Blueberries*. The Blueberries segment represents the results of Moruga, subsequent to its consolidation on May 1, 2022. Moruga's farming activities include cultivating early-stage blueberry plantings and harvesting mature bushes. Substantially all blueberries produced are sold to a single distributor under an exclusive marketing agreement.

Consolidation of VIE

On May 1, 2022, a reconsideration event occurred related to Moruga S.A.C., a holding company with one wholly owned subsidiary, Blueberries Peru, S.A.C. (collectively referred to as "Moruga"), an entity for which we have a 60% equity ownership interest. Moruga was previously accounted for under the equity method of accounting, where investments are stated at initial cost and adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. As a result of the reconsideration event, we concluded that Moruga is a variable interest entity ("VIE"), and that the Company is the primary beneficiary with a controlling financial interest. Based on this conclusion, Moruga was prospectively consolidated on May 1, 2022. For more details on Moruga, refer to Note 3 to the financial statements in this annual report.

Supply chain optimization

In November 2024, the Company announced plans to close its Canadian distribution centers within its Marketing & Distribution segment. Operations at these distribution centers will continue until their planned closure during the first quarter of fiscal 2025. Distribution volume from these facilities will be absorbed by our other distribution centers or third-party service providers, which is expected to generate net cost savings on an ongoing basis. In connection with the closure, we expect to recognize approximately $1.3 million of accelerated depreciation of property, plant and equipment and $0.4 million of accelerated lease expense during the first quarter of 2025. Severance costs are expected to be immaterial.

Results of Operations

The operating results of our businesses are significantly impacted by the price and volume of fruit we farm, source and distribute. In addition, our results have been, and will continue to be, affected by quarterly and annual fluctuations due to a number of factors, including but not limited to: pests and disease; weather patterns; changes in demand by consumers; food safety advisories; the timing of the receipt, reduction or cancellation of significant customer orders; the gain or loss of significant customers;

the availability, quality and price of raw materials; the utilization of capacity at our various locations; and general economic conditions.

Our financial reporting currency is the U.S. dollar. The functional currency of our most significant subsidiaries is the U.S. dollar and the majority of our sales are denominated in U.S. dollars. A significant portion of our purchases of avocados are denominated in the Mexican Peso and a significant portion of our growing and harvesting costs are denominated in Peruvian Soles. Fluctuations in the exchange rates between the U.S. dollar and these local currencies usually do not have a significant impact on our gross margin because the impact affects our pricing by comparable amounts. Our margin exposure to exchange rate fluctuations is short-term in nature, as our sales price commitments are generally limited to less than one month and orders can primarily be serviced with procured inventory. Over longer periods of time, we believe that the impact exchange rate fluctuations will have on our cost of goods sold will largely be passed on to our customers in the form of higher or lower prices.

| (In millions, except percentages) | Years ended October 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Dollar	%	Dollar	%	Dollar	%
Net sales	$ 1,234.7	100.0 %	$ 953.9	100.0 %	$ 1,045.9	100.0 %
Cost of sales	1,082.2	87.6 %	870.6	91.3 %	956.1	91.4 %
Gross profit	152.5	12.4 %	83.3	8.7 %	89.8	8.6 %
Selling, general and administrative expenses	86.8	7.0 %	76.4	8.0 %	77.5	7.4 %
Goodwill impairment	—	— %	—	— %	49.5	4.7 %
Operating income (loss)	65.7	5.3 %	6.9	0.7 %	(37.2)	(3.6)%
Interest expense	(12.6)	(1.0)%	(11.6)	(1.2)%	(5.5)	(0.5)%
Equity method income	3.7	0.3 %	4.0	0.4 %	5.1	0.5 %
Remeasurement gain on acquisition of equity method investee	—	— %	—	— %	2.0	0.2 %
Other income (expense), net	3.6	0.3 %	(0.2)	— %	4.4	0.4 %
Income (loss) before income taxes	60.4	4.9 %	(0.9)	(0.1)%	(31.2)	(3.0)%
Provision for income taxes	18.6	1.5 %	2.2	0.2 %	3.7	0.4 %
Net income (loss)	41.8	3.4 %	(3.1)	(0.3)%	(34.9)	(3.3)%
Net income (loss) attributable to noncontrolling interest	5.1	0.4 %	(0.3)	— %	(0.3)	— %
Net income (loss) attributable to Mission Produce	$ 36.7	3.0 %	$ (2.8)	(0.3)%	$ (34.6)	(3.3)%

Net sales

Our net sales are generated predominantly from the shipment of fresh avocados to retail, wholesale and foodservice customers worldwide. Our net sales are affected by numerous factors, including the balance between the supply of and demand for our produce and competition from other fresh produce companies. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve.

| (In millions) | Years ended October 31, | | |
	2024	2023	2022
Net sales:			
Marketing & Distribution	$ 1,152.6	$ 889.9	$ 1,016.1
International Farming	6.4	11.6	19.1
Blueberries	75.7	52.4	10.7
Total net sales	$ 1,234.7	$ 953.9	$ 1,045.9

Net sales increased $280.8 million or 29% in fiscal year 2024 compared to the previous year, primarily driven by our Marketing & Distribution segment, where average per-unit avocado sales prices increased 30% and avocado volume sold was relatively flat. Blueberry revenue increased $23.3 million or 44%, due primarily to a 37% increase in average per-unit sales price, which was favorably impacted by industry supply constraints during the Peru harvest season.

Net sales decreased $92.0 million or 9% in fiscal year 2023 compared to the previous year, primarily due to a 24.0% decrease in average per-unit avocado sales prices, partially offset by increases in avocado volume sold of 12.0%. Price decreases and higher avocado volume sold were driven by higher industry supply out of Mexico in 2023 as compared to limited supply out of

Mexico in the previous year. Net sales were favorably affected by the full-year impact of consolidating revenue from our Blueberries segment.

Gross profit

Cost of sales is composed primarily of avocado procurement costs from independent growers and packers, logistics costs, packaging costs, labor, costs associated with cultivation (the cost of growing crops), harvesting and depreciation. Avocado procurement costs from third-party suppliers can vary significantly between and within fiscal years and correlate closely with market prices for avocados. While we have long-standing relationships with our growers and packers, we predominantly purchase fruit on a daily basis at market rates. As such, the cost to procure products from independent growers can have a significant impact on our costs.

Logistics costs include land and sea transportation and expenses related to port facilities and distribution centers. Land transportation costs consist primarily of third-party trucking services to support North American distribution, while sea transportation cost consists primarily of third-party shipping of refrigerated containers from supply markets in South and Central America to demand markets in North America, Europe and Asia. Fuel prices as well as variations in containerboard prices, which affect the cost of boxes and other packaging materials, impact our product cost and our profit margins. Variations in production yields and other input costs also affect our cost of sales.

In general, changes in our volume of products sold can have a disproportionate effect on our gross profit. Within any particular year, a significant portion of our cost of products are fixed. Accordingly, higher volumes produced on company-owned farms directly reduce the average cost per pound of fruit grown on company owned orchards, while lower volumes directly increase the average cost per pound of fruit grown on company owned orchards. Likewise, higher volumes processed through packing and distribution facilities directly reduce the average overhead cost per unit of fruit handled, while lower volumes directly increase the average overhead cost per unit of fruit handled.

Gross profit percentage will fluctuate based upon per-unit sales price levels in relation to per-unit costs. Margin is primarily managed on a per-unit basis in our Marketing & Distribution segment, which can lead to movement in gross profit percentage when sales prices fluctuate.

	Years ended October 31,		
	2024	2023	2022
Gross profit (in millions)	$ 152.5	$ 83.3	$ 89.8
Gross profit as a percentage of net sales	12.4 %	8.7 %	8.6 %

Gross profit increased $69.2 million in fiscal year 2024 compared to the previous year to $152.5 million, and gross profit percentage increased by 370 basis points to 12.4% of net sales. The increases were attributed to our Marketing & Distribution segment, where we achieved strong per-unit margins on avocados sold, and our Blueberries segment, where we benefited from higher per-unit sales pricing.

Gross profit decreased $6.5 million in fiscal year 2023 compared to the previous year to $83.3 million, and gross profit percentage increased by 10 basis points to 8.7% of net sales. The decrease in gross profit was concentrated in our International Farming segment and driven by lower pricing on avocados sold from Company-owned farms. Lower pricing conditions were driven by higher worldwide supply of avocados, driven by a stronger Mexican crop, combined with quality issues and a compressed Peruvian harvest season brought about by El Niño-related weather events. Gross profit percentage remained flat as higher volume of avocados sold and improved per-unit margin at lower average sales prices in our Marketing & Distribution segment and higher volume of blueberries sold by Blueberries segment largely offset the negative impact from our International Farming segment.

Selling, general and administrative expenses

Selling, general and administrative ("SG&A") expenses primarily include the costs associated with selling, professional fees, general corporate overhead and other related administrative functions.

(In millions)	Years ended October 31,		
	2024	2023	2022
Selling, general and administrative expenses	$ 86.8	$ 76.4	$ 77.5

SG&A expenses increased $10.4 million or 14% in fiscal year 2024 compared to the previous year, primarily due to higher employee related costs, including performance-based incentive compensation, stock-based compensation expense and statutory profit-sharing expense. Higher performance-based incentive compensation is largely explained by the Company's improved operating performance relative to the prior year. These increases were partially offset by lower professional fees and lower amortization of an intangible asset.

SG&A expenses decreased $1.1 million or 1% in fiscal year 2023 compared to the previous year, primarily due to lower ERP and insurance costs. The reduction in ERP expense was concentrated in non-recurring process reengineering costs, while reduced insurance expense was attributed to lower rates on directors and officers liability coverage. These reductions were partially offset by an increase of approximately $2.4 million of expenses from the Blueberries segment, a large portion of which was attributed to amortization of an intangible asset recognized in the business combination.

Goodwill impairment

No goodwill impairment was recognized in fiscal years 2024 or 2023. A noncash impairment loss of $49.5 million was recognized in the consolidated statements of income (loss) during the fourth quarter of fiscal 2022. For more information, refer to Note 4 to the consolidated financial statements.

Interest expense

Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt used to make capital and equity investments. We also incur interest expense on finance leases, computed using each lease's explicit or implicit borrowing rate.

(In millions)	Years ended October 31,		
	2024	2023	2022
Interest expense	$ 12.6	$ 11.6	$ 5.5

Interest expense increased $1.0 million or 9% in fiscal year 2024 compared to the previous year. The impact of higher interest rates was largely offset by lower average debt balances. Interest expense at our Blueberries segment increased $0.7 million or 32% to $2.9 million, primarily related to a significant financing lease, where additional area was leased during the year.

Interest expense increased $6.1 million or 111% in fiscal year 2023 compared to the previous year, primarily due to the effect of rising interest rates on our credit facility, which is subject to variable rates, as well as higher average outstanding debt balances. Additionally, the Blueberries segment incurred interest expense of $2.2 million related to a long-term finance lease of land as well as short-term bank borrowings and financed payables.

Equity method income

Our material equity method investees include Henry Avocado ("HAC"), Mr. Avocado, Copaltas, and up until May 1, 2022, Moruga. On May 1, 2022, Moruga became a variable interest entity and prospectively consolidated into our financial statements.

(In millions)	Years ended October 31,		
	2024	2023	2022
Equity method income	$ 3.7	$ 4.0	$ 5.1
Remeasurement gain on acquisition of Moruga	—	—	2.0

Equity method income decreased $0.3 million or 8% in fiscal year 2024 compared to the previous year, as losses at Mr. Avocado were only partially offset by income growth from HAC.

Equity method income decreased $1.1 million or 22% in fiscal year 2023 compared to the previous year, primarily due to lower income from HAC, driven by inflationary pressure on SG&A expense.

Other income (expense), net

Other income (expense), net consists of interest income, currency exchange gains or losses, interest rate derivative gains or losses and other miscellaneous income and expense items.

(In millions)	Years ended October 31,		
	2024	2023	2022
Other income (expense), net	$ 3.6	$ (0.2)	$ 4.4

Other income was $3.6 million in fiscal year 2024, compared to other expense of $0.2 million in the previous year. The change was primarily attributed to the strengthening of the U.S. dollar relative to the Mexican peso, generating foreign currency gains in the current year compared to losses in the prior year.

Other expense was $0.2 million in fiscal year 2023, compared to other income of $4.4 million in the previous year. Expense in fiscal year 2023 is primarily attributed to foreign currency transaction losses primarily due to the weakening of the U.S. dollar relative to the Mexican peso. In 2022, gains were generated on interest rate swaps as a result of rising interest rates during the period.

Provision for income taxes

The provision for income taxes consists of the consolidation of tax provisions, computed on a separate entity basis, in each country in which we have operations. We recognize the effects of tax legislation in the period in which the law is enacted. Our deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years we estimate the related temporary differences to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within provision for income taxes.

Our effective tax rate is impacted by income attributable to foreign jurisdictions which is taxed at different rates from the U.S. federal statutory tax rate of 21%, changes in foreign exchange rates taxable in foreign jurisdictions and nondeductible tax items.

		Years ended October 31,				
		2024		2023		2022
Provision for income taxes (in millions)	$	18.6	$	2.2	$	3.7
Effective tax rate[1]		30.8 %		(256.6)%		(12.0)%

(1) May not recalculate due to rounding.

The provision for income tax increased $16.4 million or 745% in fiscal year 2024 compared to the previous year, primarily due to the effect of higher income before taxes in the current year. Our effective tax rate was impacted by book gains in jurisdictions with higher tax rates than the U.S. statutory rate combined with losses in jurisdictions where either a full valuation allowance has been recorded or where loss carryforward is disallowed in both years.

The provision for income tax decreased $1.5 million or 41% in fiscal year 2023 compared to the previous year. Fiscal 2023 was impacted by a $1.7 million charge related to a statutory case in Mexico and $0.5 million in changes in unrecognized tax benefits. These charges were partially offset by a favorable change in ASC 740-30 (formerly APB 23) liability of $1.6 million.

Segment Results of Operations

Our CEO evaluates and monitors segment performance primarily through segment sales and segment adjusted earnings before interest expense, income taxes and depreciation and amortization ("adjusted EBITDA"). We believe that adjusted EBITDA by segment provides useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each reportable segment in relation to the Company as a whole. These measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures.

Adjusted EBITDA refers to net income (loss), before interest expense, income taxes, depreciation and amortization expense, stock-based compensation expense, other income (expense), and income (loss) from equity method investees, further adjusted by asset impairment and disposals, net of insurance recoveries, farming costs for nonproductive orchards (which represents land lease costs), certain noncash and nonrecurring ERP costs, transaction costs, material legal settlements, amortization of inventory adjustments recognized from business combinations, and any special, non-recurring, or one-time items such as remeasurements or impairments, and any portion of these items attributable to the noncontrolling interest, all of which are excluded from the results the CEO reviews uses to assess segment performance and results. Effective for the fourth quarter of 2024, the Company made a change in presentation of its reconciliation of adjusted EBITDA to its comparable GAAP financial measure to include a subtotal of the non-GAAP adjustments before the effect of the noncontrolling interest adjustment called "adjusted EBITDA before adjustment for noncontrolling interest." The presentation change has no impact to total adjusted EBITDA. We believe the addition of the subtotal within the reconciliation is useful because it better aligns with management's sequence of review of the information in the reconciliation.

Net sales

(In millions)	Marketing & Distribution	International Farming	Blueberries	Total	Marketing & Distribution	International Farming	Blueberries	Total	Marketing & Distribution	International Farming	Blueberries[1]	Total
	2024				2023				2022			
Third party sales	$ 1,152.6	$ 6.4	$ 75.7	$ 1,234.7	$ 889.9	$ 11.6	$ 52.4	$ 953.9	$ 1,016.1	$ 19.1	$ 10.7	$ 1,045.9
Affiliated sales	—	58.5	—	58.5	—	78.6	—	78.6	—	95.6	—	95.6
Total segment sales	$ 1,152.6	$ 64.9	$ 75.7	$ 1,293.2	$ 889.9	$ 90.2	$ 52.4	$ 1,032.5	$ 1,016.1	$ 114.7	$ 10.7	$ 1,141.5
Intercompany eliminations	—	(58.5)	—	(58.5)	—	(78.6)	—	(78.6)	—	(95.6)	—	(95.6)
Total net sales	$ 1,152.6	$ 6.4	$ 75.7	$ 1,234.7	$ 889.9	$ 11.6	$ 52.4	$ 953.9	$ 1,016.1	$ 19.1	$ 10.7	$ 1,045.9

Years ended October 31,

(1) The Blueberries segment was consolidated prospectively from May 1, 2022.

Adjusted EBITDA

(In millions)	Years Ended October 31,		
	2024	2023	2022
Marketing & Distribution adjusted EBITDA	$ 85.1	$ 40.1	$ 23.5
International Farming adjusted EBITDA	4.6	3.1	23.3
Blueberries adjusted EBITDA	18.1	5.2	0.8
Total reportable segment adjusted EBITDA	$ 107.8	$ 48.4	$ 47.6
Net income (loss)	41.8	(3.1)	(34.9)
Interest expense[1]	12.6	11.6	5.5
Provision for income taxes	18.6	2.2	3.7
Depreciation and amortization[2]	37.7	32.8	24.8
Equity method income	(3.7)	(4.0)	(5.1)
Stock-based compensation	7.1	4.5	3.6
Severance	1.3	1.3	—
Legal settlement	0.2	—	—
Asset impairment and disposals, net of insurance recoveries	3.9	1.3	0.4
Farming costs for nonproductive orchards	1.7	1.8	1.5
ERP costs[3]	2.2	2.2	4.6
Goodwill impairment	—	—	49.5
Remeasurement gain on business combination with Moruga	—	—	(2.0)
Transaction costs	—	0.3	0.6
Amortization of inventory adjustment recognized from business combination	—	0.7	0.4
Other (income) expense, net	(3.6)	0.2	(4.4)
Adjusted EBITDA before adjustment for noncontrolling interest	$ 119.8	$ 51.8	$ 48.2
Noncontrolling interest[4]	(12.0)	(3.4)	(0.6)
Total adjusted EBITDA	$ 107.8	$ 48.4	$ 47.6

(1) Includes interest expense from finance leases, the most significant of which is for nonproductive land at our Blueberries segment of $1.8 million and $1.4 million for the years ended October 31, 2024 and 2023, respectively.

(2) Includes depreciation and amortization of purchase accounting assets of $3.7 million, $2.4 million and $1.4 million for the years ended October 31, 2024, 2023 and 2022, respectively. Includes amortization of finance leases, the most significant of which is for nonproductive land at our Blueberries segment of $0.7 million and $0.6 million for the years ended October 31, 2024 and 2023, respectively. The year ended October 31, 2024 included $4.1 million of accelerated depreciation expense recognized during the first quarter, for certain blueberry plants determined to have no remaining useful life.

(3) Includes recognition of deferred implementation costs in all years. The year ended October 31, 2022 also includes post-implementation process reengineering costs.

(4) Represents net income (loss) attributable to noncontrolling interest plus the impact of non-GAAP adjustments, allocable to the noncontrolling owner based on their percentage of ownership interest.

Marketing & Distribution

Net sales in our Marketing & Distribution segment increased $262.7 million or 30% in fiscal year 2024 compared to the previous year, driven by avocado pricing increases as described above.

Segment adjusted EBITDA increased $45.0 million or 112% in fiscal year 2024 compared to the previous year, due to improved per-unit gross margin on avocados sold.

Net sales in our Marketing & Distribution segment decreased $126.2 million or 12% in fiscal year 2023 compared to the previous year, driven by pricing and volume dynamics described above, which were driven by higher industry supply out of Mexico relative to last year.

Segment adjusted EBITDA increased $16.6 million or 71% in fiscal year 2023 compared to the previous year, due to higher gross margin from higher avocado volume sold and improved avocado per-unit margins.

International Farming

The vast majority of fruit sales from our International Farming segment are made to the Marketing & Distribution segment, with the remainder of revenue largely derived from services provided to third parties and our Blueberries segment. Affiliated sales are concentrated in the second half of the fiscal year in alignment with the Peruvian avocado harvest season, which typically runs from April through September of each year. As a result, adjusted EBITDA for the International Farming segment is generally concentrated in the third and fourth quarters of the fiscal year in alignment with the timing of sales. In addition, the Company operates approximately 700 acres of mangos in Peru. The timing of the mango harvest is generally concentrated in the fiscal second quarter.

Total segment sales in our International Farming segment decreased $25.3 million or 28% in fiscal year 2024 compared to the previous year, due to lower volumes of owned avocados sold partially offset by higher average sales prices. The volume and pricing dynamics were directly impacted by the reduced 2024 harvest yields in Peru resulting from warmer temperatures correlated with El Niño conditions during crop development.

Segment adjusted EBITDA increased $1.5 million or 48% in fiscal year 2024 compared to the previous year as higher sales prices and cost savings measures in our avocado and mango farms, packing operations and SG&A in Peru offset the adverse impact of lower harvest yields on fixed cost absorption.

Total segment sales in our International Farming segment decreased $24.5 million or 21% in fiscal year 2023 compared to the previous year, primarily due to lower pricing on avocados sold from company-owned farms. Lower pricing conditions were driven by higher worldwide supply of avocados, driven by a stronger Mexican crop, combined with quality issues and a compressed Peruvian harvest season brought about by El Niño-related weather events.

Segment adjusted EBITDA decreased $20.2 million or 87% in fiscal year 2023 compared to the previous year, primarily due to lower gross profit resulting from lower pricing.

Blueberries

Sales in the Blueberries segment have traditionally been concentrated in the first and fourth quarters of the fiscal year in alignment with the Peruvian blueberry harvest season, which typically runs from July through February.

Net sales in our Blueberries segment increased $23.3 million or 44.5% in fiscal year 2024 compared to the previous year, primarily due to a 37% increase in average per-unit sales price and a 6% increase in volume sold. Pricing was favorably impacted by industry supply constraints during the Peru harvest season.

Segment adjusted EBITDA increased $12.9 million or 248% in fiscal year 2024 compared to the previous year, primarily due to gross margin improvement driven by elevated sales pricing.

In fiscal year 2023, net sales in our Blueberries segment were $52.4 million and segment adjusted EBITDA was $5.2 million. The segment performance benefited from higher volumes associated with the consolidation of our Blueberries segment for the entirety of the fiscal year.

Liquidity and Capital Resources

Operating activities

(In millions)	Years ended October 31,					
		2024		2023		2022
Net income (loss)	$	41.8	$	(3.1)	$	(34.9)
Depreciation and amortization		37.7		32.8		24.8
Equity method income		(3.7)		(4.0)		(5.1)
Noncash lease expense		6.1		5.9		5.3
Stock-based compensation		7.1		4.5		3.6
Dividends received from equity method investees		3.2		2.7		2.2
Deferred income taxes		(8.0)		(6.4)		(0.6)
Goodwill impairment		—		—		49.5
Remeasurement gain on business combination with Moruga		—		—		(2.0)
Unrealized (gains) losses on foreign currency transactions		(1.7)		1.4		—
Unrealized loss (gain) on derivative financial instruments		0.1		(0.1)		(4.7)
Other		3.7		1.7		0.9
Change in working capital		7.1		(6.2)		(3.8)
Net cash provided by operating activities	$	93.4	$	29.2	$	35.2

Net cash provided by operating activities increased $64.2 million for 2024 compared to the previous year. The change was driven by improved operating performance and working capital management. Within working capital, favorable changes in accounts payable and accrued expenses and grower payables were partially offset by unfavorable changes in inventory, accounts receivable and other receivables. Higher avocado pricing drove increases in inventory, accounts receivable and grower payable balances, while higher incentive compensation and statutory profit-sharing accruals resulted in higher accrued expenses. At our International Farming segment, the earlier completion of the avocado season compared to the prior year correlated with higher accounts payable and accrued expenses. In our Blueberries segment, the impact of higher volume and increased acreage drove higher accounts payable and accrued expenses, correlated and offset by inventory balances at year end.

Net cash provided by operating activities decreased $6.0 million for 2023 compared to the previous year. The change was driven by weaker operating performance within our International Farming segment and working capital growth. Within working capital, unfavorable changes in accounts receivable and accounts payable and accrued expenses were largely offset by favorable changes in inventory and other receivables. Trade accounts receivable were impacted by higher avocado sales prices as well as higher blueberry volumes and pricing, the former of which includes balances outstanding at our new U.K. entity which commenced operations this fiscal year. At our International Farming segment, the earlier completion of the avocado season compared to prior year correlated with unfavorable changes in accounts payable and accrued expenses and conversely, favorable changes in on-hand inventory of company owned fruit and reductions in other assets from accelerated VAT refunds.

Investing activities

(In millions)	Years ended October 31,					
		2024		2023		2022
Purchases of property, plant and equipment	$	(32.2)	$	(49.8)	$	(61.2)
Proceeds from sale of property, plant and equipment		0.1		0.2		3.0
Cash acquired in consolidation of Moruga		—		—		4.3
Investment in equity method investees		(1.6)		(2.1)		(0.4)
Purchase of other investment		—		(2.3)		—
Loan repayments from equity method investees		—		—		3.0
Other		0.2		(0.1)		(0.1)
Net cash used in investing activities	$	(33.5)	$	(54.1)	$	(51.4)

Property, plant and equipment

(In millions)	Years ended October 31,					
		2024		**2023**		**2022**
Purchases of property, plant and equipment by segment:						
Marketing & Distribution	$	7.1	$	10.9	$	9.1
International Farming		16.1		26.0		45.3
Blueberries[1]		9.0		12.9		6.8
Total purchases of property, plant and equipment	$	32.2	$	49.8	$	61.2

(1)   The Blueberries segment was consolidated prospectively from May 1, 2022.

In fiscal year 2024, capital expenditures were comprised primarily of avocado orchard development, pre-production orchard maintenance and land improvements in Guatemala; pre-production avocado orchard maintenance, blueberry land development and plant cultivation and blueberry cooling facility construction costs in Peru; and distribution facility construction costs in the UK. Our International Farming segment also began construction of a packhouse in Guatemala during the year.

In fiscal year 2023, capital expenditures were concentrated in pre-production avocado orchard maintenance in Guatemala and Peru and construction costs on our new UK distribution facility. Capital expenditures in the Blueberries operation were primarily related to irrigation installation and early-stage plant cultivation.

Proceeds from the sale of property, plant and equipment were primarily from land that had been originally intended for use as our corporate headquarters.

Other investing activities

In all fiscal years presented, we made contributions to Copaltas and Mr. Avocado. Funds were used by Copaltas for the purchase and development of farmland in Colombia. Funds were used by Mr. Avocado to support working capital needs and an investment in a new distribution facility in southern China.

During fiscal year 2023, we acquired a 5.1% equity interest in shares of common stock of a private entity that is developing avocado orchards in South Africa.

Financing activities

(In millions)	Years ended October 31,					
		2024		**2023**		**2022**
Borrowings on revolving credit facility	$	40.0	$	145.0	$	80.0
Payments on revolving credit facility		(75.0)		(130.0)		(40.0)
Proceeds from short-term borrowings		3.0		2.8		2.5
Repayment of short-term borrowings		(2.8)		(2.5)		—
Principal payments on long-term debt obligations		(3.4)		(3.5)		(63.3)
Principal payments on finance lease obligations		(1.8)		(2.6)		(1.2)
Proceeds from loan from noncontrolling interest holder		—		2.0		—
Principal payments on loans due to noncontrolling interest holder		(0.5)		—		—
Payments to noncontrolling interest holder for long-term supply financing		(2.0)		—		—
Payments for long-term supplier financing		(0.5)		(0.1)		—
Purchase and retirement of common stock		—		(0.6)		—
Taxes paid related to shares withheld from the settlement of equity awards		(0.8)		(0.5)		—
Exercise of stock options		—		0.1		0.1
Payment of debt issuance, restructuring or extinguishment fees		—		—		(0.8)
Equity contributions from noncontrolling interest holders		—		4.2		0.9
Net cash (used in) provided by financing activities	$	(43.8)	$	14.3	$	(21.8)

Borrowings and repayments of debt

We utilize a revolving line of credit for short-term working capital purposes. Principal payments on our credit facility are made in accordance with debt maturity schedules.

Blueberries

Financing of our Blueberries segment consists of shareholder contributions and loans, as well as short-term bank borrowings, as needed. Principal payments on shareholder loans are made in accordance with loan agreements. Principal payments on finance lease obligations primarily relate to a long-term land lease, which for accounting purposes has been classified as a finance lease. Certain supply purchases are made under long-term financing arrangements, a significant portion of which are with the noncontrolling interest holder of the entity.

Purchase and retirement of common stock

Shares of the company's common stock may be repurchased from time to time in the open market or privately negotiated transactions under our share repurchase program. Refer to Note 13 to the consolidated financial statements for more information.

Capital resources

	October 31,		
(In millions)	2024		2023
Cash and cash equivalents	$ 58.0	$	42.9
Working capital[1]	129.9		122.6

(1) Includes cash and cash equivalents

Capital resources include cash flows from operations, cash and cash equivalents, and debt financing. Our Blueberries segment may from time to time also receive capital contributions or loans from shareholders.

Our syndicated credit facility with Bank of America has a total borrowing capacity of $250 million. The credit facility is comprised of two senior term loans totaling $100 million and a revolving credit agreement of $150 million. The loans are secured by assets of the Company, including certain real property, personal property and capital stock of the Company's subsidiaries. Borrowings under the credit facility bear interest at a spread over SOFR ranging from 1.5% to 2.5% depending on the Company's consolidated total net leverage ratio. We pay fees on unused commitments on the credit facility.

As of October 31, 2024, we were required to comply with the following financial covenants: (a) a quarterly consolidated leverage ratio of not more than 3.5 to 1.00 and (b) a quarterly consolidated fixed charge coverage ratio of not less than 1.25 to 1.00. As of October 31, 2024, we were in compliance with all such covenants of the credit facility.

Material cash requirements

Capital expenditures

We have various capital projects in progress for farming expansion and facility improvements which we intend to fund through our operating cash flow as well as cash and cash equivalents on hand. Capital expenditures were lower than expected for fiscal 2024 by approximately $10 million due to the timing of vendor payments associated with packhouse construction in Guatemala and blueberry plant development in Peru, both of which will carryover into fiscal 2025. For fiscal 2025, we expect total capital expenditures inclusive of the 2024 carryover to be between $50 to $55 million. The spend will be allocated primarily to our International Farming and Blueberries segments. Within our International Farming segment, spend will be concentrated in Guatemala for pre-production avocado orchard maintenance and packhouse construction. Within our Blueberries segment, spend will be concentrated on land development and plant cultivation in Peru.

Leases

We are party to various leases, the most material of which are for facilities and land. Our undiscounted cash liabilities were approximately $177.3 million as of October 31, 2024, of which, approximately $107.4 million was for long-term land leases in our International Farming and Blueberries segments. Also included is an estimate of approximately $4.3 million for undelivered equipment leases on order.

Long-term debt

As of October 31, 2024, remaining maturities on our term loans and notes were $113.7 million. See Note 9 to the consolidated financial statements for more information.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Additionally, we frequently engage third party valuation experts to assist us with estimates described below. Actual results could differ from those estimates.

Goodwill. Our goodwill represents the excess of the purchase price of business combinations over the fair value of the net assets acquired. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as forecasts of future revenues; earnings before interest, taxes, depreciation, and amortization (EBITDA); the discount rate; and marketplace EBITDA multiples form within a peer public company group, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses. We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment on an annual basis during the fourth quarter of each year, and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we use a qualitative approach and determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we would then perform the first step of the goodwill impairment test, which would consist primarily of a discounted cash flow ("DCF") analysis and guideline publicly-traded companies ("GPC") analysis to determine the fair value of the reporting unit.

During the fourth quarter of fiscal 2022, we performed our annual goodwill impairment test on our Peruvian farming reporting unit within the International Farming segment and determined that the qualitative factors indicated that it was more-likely-than-not that the fair value of the reporting unit was less than its carrying value. As a result, with the assistance of a third-party specialist, we performed a quantitative assessment of the fair value of the reporting unit using the DCF and GPC methods, resulting in an impairment charge of $49.5 million. The significant assumptions used in determining the fair values of the reporting unit have been described in Note 4. To the extent that BEV to EBITDA multiples in the future decrease, the discount rate used in determining the present value of our cash flows increases, or if the Company does not meet its cash flow projections for the reporting unit, additional impairment charges may be recorded in the future.

Investments. We maintain investments in other fruit growers, packers and distributors. These investments are accounted for under the equity method of accounting when we have the ability to exercise significant influence, but not control, over the investee. Significant influence generally exists when we have an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. We review our investments for other-than temporary-impairment ("OTTI") on a quarterly basis, or earlier if indicators of impairment arise. If an impairment of an equity method investment is determined to be other than temporary, we would record OTTI sufficient to reduce the investment's carrying value to its fair value, which results in a new cost basis in the investment. The primary factors we consider in our determination of whether declines in fair value are other-than-temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near-term prospects of the investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. As our assessment of the fair value of our investments and any resulting impairment losses and the timing of when to recognize such charges requires judgment and includes estimates and assumptions, actual results could differ materially from our estimates and assumptions.

Income taxes. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, the liability will be reversed, and we will recognize a tax benefit during the period in which it is determined the liability no longer applies. Conversely, we record additional tax charges in a period in which it is determined that a recorded tax liability is less than the ultimate assessment is expected to be.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within provision for income taxes.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Recently Issued Accounting Standards

Refer to Note 2 to the consolidated financial statements included herein for information on recently issued accounting standards.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules, except as follows:

The Company may issue standby letters of credit through banking institutions. As of October 31, 2024, none were outstanding and as of October 31, 2023, $0.7 million were outstanding.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Borrowings under our credit facility bear variable interest rates, based on SOFR, plus spreads that vary with the Company's leverage ratio. A 10% increase or decrease in the interest rate on our long-term debt would not have a material effect on our financial position, results of operations, or cash flows.

Foreign Currency Risk

The majority of our sales are currently conducted in U.S. dollars, while a significant portion of our input costs are denominated in foreign currencies. Due to our short inventory turn-time and short-term pricing, transactions that may be conducted in foreign currencies are not expected to have a material effect on our results of operations, financial position or cash flows because of the short-term on-hand time of the fruit, and the sales price increases passed through.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor, materials, transportation, and general overhead costs. We cannot reasonably estimate our ability to successfully recover any impact of inflation through price increases in the future.

Item 8. Financial Statements and Supplementary Data

The financial statements required pursuant to this item are incorporated by reference herein from the applicable information included in Item 15 of this annual report and are presented beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation and supervision of our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this Annual Report on Form 10-K.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of October 31, 2024.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of October 31, 2024.

The effectiveness of our internal control over financial reporting as of October 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report which is included below.

Attestation Report of the Registered Public Accounting Firm

The attestation report of the independent registered public accounting firm, Deloitte & Touche LLP, on the Company's internal control over financial reporting is included below under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended October 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Item 9B.   Other Information

10b-5(1) Trading Plans

Luis A. Gonzalez, one of the Company's directors, has adopted a trading plan that is intended to satisfy the affirmative defense of Rule 10b5-1(c) (the "Gonzalez Sales Plan") to sell an aggregate of 962,500 shares held indirectly through Beldar Enterprises S.A., and through Corp SA1, Corp SA 2, Corp SA3 , and Corp SA4, which are abbreviations for four affiliate corporations that are organized under the laws of Panama. The Gonzalez Sales Plan was adopted on September 26, 2024, with sales commencing under the Gonzalez Sales Plan on December 27, 2024, or such other date as indicated pursuant to the terms of the Gonzalez Sales Plan. The Gonzalez Sales plan terminates on the earliest to occur of: December 24, 2025, the completion of all sales contemplated under the Gonzalez Sales Plan, or the date the Gonzales Sales Plan is terminated in connection with certain events or transactions as specified in the Gonzalez Sales Plan.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in our definitive proxy statement to be filed with the SEC in connection with our 2025 Annual Meeting of Stockholders, or the Definitive Proxy Statement, which is expected to be filed not later than 120 days after the end of our fiscal year ended October 31, 2024, under the headings "Election of Directors," "Executive Officers," and "Delinquent Section 16(a) Reports," and is incorporated herein by reference.

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics that applies to our officers, directors and employees, which is available on our website at www.missionproduce.com. The Code of Conduct and Ethics contains general guidelines for conducting the business of our company consistent with the highest standards of business ethics and is intended to qualify as a "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K. In addition, we intend to promptly disclose (1) the nature of any amendment to our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Insider Trading Policies

We have adopted an insider trading compliance policy and program applicable to our directors, officers and employees, as well as the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and the Nasdaq listing requirements. The foregoing summary of the insider trading compliance policy and program does not purport to be complete and is qualified in its entirety by reference to the full text thereof attached hereto as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information required by this item will be set forth in the section headed "Executive Compensation" in our Definitive Proxy Statement and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the section headed "Security Ownership of Certain Beneficial Owners and Management" in our Definitive Proxy Statement and is incorporated herein by reference.

The information required by Item 201(d) of Regulation S-K will be set forth in the section headed "Executive Compensation" in our Definitive Proxy Statement and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth in the section headed "Certain Relationships and Related Party Transactions," "Director Independence" and "Board Committees and Charters" in our Definitive Proxy Statement and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

The information required by this item will be set forth in the section headed "Fees Billed by Deloitte for 2024 and 2023" in our Definitive Proxy Statement and is incorporated herein by reference.

PART IV- OTHER INFORMATION

Item 15.   Exhibit and Financial Statement Schedules

A. All financial statements

The financial statements of Mission Produce, Inc., together with the report thereon of Deloitte & Touche LLP, an independent registered public accounting firm, are included in this annual report on Form 10-K beginning on page F-1.

B. Financial statement schedules

All schedules have been omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

C. Exhibits

The documents set forth are filed herewith or incorporated herein by reference.

INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
3.1	Amended and Restated Certificate of Incorporation	8-K	10/7/2020	3.2	
3.2	Amendment to Amended and Restated Certificate of Incorporation	10-Q	6/8/2024	3.2	
3.3	Amended and Restated Bylaws	8-K	10/7/2020	3.2	
4.1	Form of Common Stock Certificate	S-1/A	9/22/2020	4.1	
4.2	Description of Capital Stock	10-K	12/22/2021	4.2	
10.1+	Mission Produce, Inc. Amended and Restated 2003 Stock Incentive Plan	S-1/A	9/22/2020	10.1	
10.2+	Form of Stock Option Agreement pursuant to the Mission Produce, Inc. Amended and Restated 2003 Stock Incentive Plan	S-8	10/5/2020	10.2	
10.3+	Mission Produce, Inc. 2020 Incentive Award Plan	S-1	9/4/2020	10.3	
10.5+	Form of Stock Option Agreement pursuant to the Mission Produce, Inc. 2020 Incentive Award Plan	S-1	9/4/2020	10.5	
10.6+	Form of RSU Agreement pursuant to the Mission Produce, Inc. 2020 Incentive Award Plan	S-1	9/4/2020	10.6	
10.7+	Form of Indemnification Agreement between Mission Produce, Inc. and certain of its directors and officers	S-1	9/4/2020	10.7	
10.8	Credit Agreement, dated as of October 11, 2018, by and among Mission Produce, Inc., as Borrower, certain subsidiaries of the Borrower party thereto as guarantors, Bank of America, N.A. as administrative agent, Swingline Lender and L/C Issuer, Farm Credit West, PCA as Syndication Agent, City National Bank and J.P. Morgan Chase Bank, N.A. as co-documentation agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Farm Credit West, PCA as joint lead arrangers and joint bookrunners, and other lenders party thereto	S-1	9/4/2020	10.8	
10.9	First Amendment to Credit Agreement and Consent, dated September 18, 2020, by and among Mission Produce, Inc., as Borrower, certain subsidiaries of the Borrower party thereto as guarantors, Bank of America, N.A. as administrative agent, Swingline Lender and L/C Issuer, Farm Credit West, PCA as Syndication Agent, City National Bank and J.P. Morgan Chase Bank, N.A. as co-documentation agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Farm Credit West, PCA as joint lead arrangers and joint bookrunners, and other lenders party thereto	S-1/A	9/22/2020	10.9	
10.10	Form of Amended and Restated Stockholder Agreement, by and among Mission Produce, Inc. and the stockholder party thereto	S-1/A	9/22/2020	10.10	
10.11	Corporate Headquarters Lease Agreement	10-K	1/19/2021	10.11	
10.13+	Mission Produce Deferred Compensation Plan	10-K	12/22/2021	10.13	

10.14+	Director Equity Deferral Plan	10-K	12/22/2021	10.14		
10.15+	Form of Performance Stock Unit Agreement pursuant to the Mission Produce, Inc. 2020 Incentive Award Plan	10-K	12/22/2022	10.15		
10.16+^	Offer letter dated March 8, 2021 to Joanne Wu	10-K	12/22/2021	10.16		
10.17	Second Amendment dated April 26, 2022, to the Credit Agreement dated as of October 11, 2018 and amended on September 18, 2020, by and among Mission Produce, Inc., as Borrower, certain subsidiaries of the Borrower party thereto as guarantors, Bank of America, N.A. as administrative agent, Swingline Lender and L/C Issuer, Farm Credit West, PCA as Syndication Agent, City National Bank and J.P. Morgan Chase Bank, N.A. as co-documentation agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Farm Credit West, PCA as joint lead arrangers and joint bookrunners, and other lenders party thereto.	8-K	4/26/2022	10.17		
10.18+	Amended and Restated Non-Employee Director Compensation Program	10-K	10/31/2023	10.18		
10.20	Third Amendment to the Credit Agreement, dated as of October 11, 2018, as amended on September 18, 2020 and April 26, 2022, by and among Mission Produce, Inc., as Borrower, certain subsidiaries of the Borrower party thereto as guarantors, Bank of America, N.A. as administrative agent, Swingline Lender and L/C Issuer, Farm Credit West, PCA as Syndication Agent, City National Bank, Citibank, N.A., and J.P. Morgan Chase Bank, N.A. as co-documentation agents, BofA Securities, Inc. and Farm Credit West, PCA as joint lead arrangers and joint bookrunners, and other lenders party thereto	8-K	10/21/2022	10.20		
10.21+	Employee Equity Deferral Plan	10-K	12/22/2022	10.21		
10.22+	Employment Agreement, dated August 7, 2023 by and between Mission Produce, Inc., and Stephen J. Barnard	8-K	8/7/2023	10.1		
10.23+	Executive Severance and Change in Control Plan	8-K	8/7/2023	10.2		
10.25	Land Lease Agreement Between Blueberries Peru S.A. and Agrolatam S.A.C.	10-K	10/31/2023	10.25		
10.26+^	Offer letter dated February 21, 2024 to John Pawlowski	10-Q	6/8/2024	10.26		
19.1	Insider Trading Compliance Policy	10-K	10/31/2023	19.1		
21.1	List of Subsidiaries of Registrant				X	
23.1	Consent of Deloitte & Touche LLP				X	
24.1	Power of Attorney				X	
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X	
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X	
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X	
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X	
97.1	Policy for Recovery of Erroneously Awarded Compensation	10-K	10/31/2023	97.1		
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended October 31, 2024 formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income (Loss), (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Changes in Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.				X	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X	

+ Indicates management contract or compensatory plan.

* These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

^ Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission, certain portions of this exhibit have been redacted. The Registrant hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, an unredacted copy of this exhibit.

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 19, 2024.

MISSION PRODUCE, INC.

/s/ Stephen J. Barnard

Stephen J. Barnard

Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen J. Barnard and Bryan E. Giles, or either of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with Exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below on December 19, 2024, by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ Stephen J. Barnard	
Stephen J. Barnard	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Bryan E. Giles	
Bryan E. Giles	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Stephen A. Beebe	
Stephen A. Beebe	Director
/s/ Luis A. Gonzalez	
Luis A. Gonzalez	Director
/s/ Bonnie C. Lind	
Bonnie C. Lind	Director
/s/ Jay A. Pack	
Jay A. Pack	Director
/s/ Bruce C. Taylor	
Bruce C. Taylor	Director
/s/ Linda B. Segre	
Linda B. Segre	Director
/s/ Tony Bashir Sarsam	
Tony Bashir Sarsam	Director

(Intentionally Left Blank)

MISSION PRODUCE, INC.
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Mission Produce, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Mission Produce, Inc and subsidiaries (the "Company") as of October 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended October 31, 2024, of the Company and our report dated December 19, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Los Angeles, California
December 19, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Mission Produce, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mission Produce, Inc. and subsidiaries (the "Company") as of October 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended October 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 19, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill – Peruvian Farming Reporting Unit— Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

The Company's goodwill for its Peruvian farming reporting unit within the International Farming segment is tested annually for impairment during the fourth quarter of each year, and more frequently if events and circumstances indicate that the assets might be impaired. The Company's evaluation of its Peruvian farming goodwill for impairment involves the comparison of the fair value of the reporting unit to its carrying value.

The Company elected to use a quantitative approach to determine the fair value of the Peruvian farming reporting unit based upon the discounted cash flow method and the guideline publicly-traded companies method based on marketplace multiples to determine the fair value of its reporting unit. The fair value determination using the discounted cash flow method requires management to make significant estimates and assumptions related to forecasts of future revenues; earnings before interest, taxes, depreciation, and amortization (EBITDA); and the discount rate. The determination of the fair value using the public company guideline method requires management to make significant assumptions related to marketplace EBITDA multiples from within a peer public company group. The goodwill balance was $39.4 million as of October 31, 2024, of which $26.9 million was allocated to the Peruvian farming reporting unit within International Farming segment. The fair value of the Peruvian farming reporting unit was greater than its carrying value as of the measurement date, and as a result, management did not record an impairment charge related to the reporting unit goodwill.

Given the significant judgments made by management to estimate the fair value of Peruvian farming reporting unit, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to forecasts of future revenues and EBITDA, as well as the selection of the discount rate and the selection of multiples applied to management's forecasted EBITDA estimates for the Peruvian farming reporting unit, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues and EBITDA ("forecasts"), the selection of the discount rate and the selection of multiples applied to management's forecasted EBITDA estimates ("market multiples") for the Peruvian farming reporting unit included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation over the determination of the fair value of the Peruvian farming reporting unit, such as controls related to management's forecasts and the selection of the discount rate and market multiples used.

- We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) information obtained from inquiry with non-management personnel, and (3) forecasted information included in industry reports that the Peruvian farming reporting unit operates within.

- With the assistance of our fair value specialists, we evaluated (1) the valuation methodologies used, (2) the marketplace multiples selected by management, and (3) the discount rate used in determining the present value of the expected cash flows by developing a range of independent estimates and comparing those to the rate selected by management.

- We considered the impact of (1) changes in the industry and (2) current macroeconomic factors on management's forecasts.

/s/ Deloitte & Touche LLP

Los Angeles, California
December 19, 2024

We have served as the Company's auditor since 2019.

MISSION PRODUCE, INC.
CONSOLIDATED BALANCE SHEETS

(In millions, except for shares)		October 31, 2024		2023
Assets				
Current Assets				
Cash and cash equivalents	$	58.0	$	42.9
Restricted cash		1.3		0.3
Accounts receivable				
Trade, net of allowances of $0.8 and $0.9, respectively		95.4		74.1
Grower and fruit advances		1.7		0.9
Other		15.3		12.4
Inventory		91.2		70.8
Prepaid expenses and other current assets		9.4		9.1
Income taxes receivable		6.7		9.6
Total current assets		279.0		220.1
Property, plant and equipment, net		523.4		523.2
Operating lease right-of-use assets		67.8		72.4
Equity method investees		33.0		31.0
Deferred income tax assets, net		9.7		8.5
Goodwill		39.4		39.4
Intangible asset, net		—		0.5
Other assets		19.2		19.7
Total assets	$	971.5	$	914.8
Liabilities and Equity				
Liabilities				
Accounts payable	$	35.3	$	27.2
Accrued expenses		39.9		26.4
Income taxes payable		7.7		1.6
Grower payables		50.3		26.4
Short-term borrowings		3.0		2.8
Notes payable		0.5		—
Loans from noncontrolling interest holders—current portion		0.1		0.5
Long-term debt—current portion		3.0		3.4
Operating leases—current portion		6.4		6.6
Finance leases—current portion		2.9		2.6
Total current liabilities		149.1		97.5
Long-term debt, net of current portion		110.7		148.6
Loans from noncontrolling interest holders, net of current portion		1.8		2.5
Operating leases, net of current portion		67.4		71.0
Finance leases, net of current portion		21.5		14.7
Income taxes payable		1.3		2.3
Deferred income tax liabilities, net		16.6		23.5
Other long-term liabilities		26.0		26.4
Total liabilities		394.4		386.5
Commitments and contingencies (Note 11)				
Shareholders' Equity				
Common stock ($0.001 par value, 1,000,000,000 shares authorized; 70,914,767 and 70,728,404 shares issued and outstanding as of October 31, 2024 and 2023, respectively)		0.1		0.1
Additional paid-in capital		239.7		233.4
Accumulated other comprehensive loss		(0.2)		(0.9)
Retained earnings		307.7		271.0
Mission Produce shareholders' equity		547.3		503.6
Noncontrolling interest		29.8		24.7
Total equity		577.1		528.3
Total liabilities and equity	$	971.5	$	914.8

See accompanying notes to consolidated financial statements.

MISSION PRODUCE, INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In millions, except for per share amounts)		Years Ended October 31,				
		2024		2023		2022
Net sales	$	1,234.7	$	953.9	$	1,045.9
Cost of sales		1,082.2		870.6		956.1
Gross profit		152.5		83.3		89.8
Selling, general and administrative expenses		86.8		76.4		77.5
Goodwill impairment		—		—		49.5
Operating income (loss)		65.7		6.9		(37.2)
Interest expense		(12.6)		(11.6)		(5.5)
Equity method income		3.7		4.0		5.1
Remeasurement gain on acquisition of equity method investee		—		—		2.0
Other income (expense), net		3.6		(0.2)		4.4
Income (loss) before income taxes		60.4		(0.9)		(31.2)
Provision for income taxes		18.6		2.2		3.7
Net income (loss)	$	41.8	$	(3.1)	$	(34.9)
Less:						
Net income (loss) attributable to noncontrolling interest		5.1		(0.3)		(0.3)
Net income (loss) attributable to Mission Produce	$	36.7	$	(2.8)	$	(34.6)
Net income (loss) per share attributable to Mission Produce:						
Basic	$	0.52	$	(0.04)	$	(0.49)
Diluted	$	0.52	$	(0.04)	$	(0.49)

See accompanying notes to consolidated financial statements.

MISSION PRODUCE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)		Years Ended October 31,				
		2024		2023		2022
Net income (loss)	$	41.8	$	(3.1)	$	(34.9)
Other comprehensive income (loss), net of tax						
Foreign currency translation adjustments		0.7		0.8		(1.2)
Comprehensive income (loss)		42.5		(2.3)		(36.1)
Less:						
Comprehensive income (loss) attributable to noncontrolling interest		5.1		(0.3)		(0.3)
Comprehensive income (loss) attributable to Mission Produce	$	37.4	$	(2.0)	$	(35.8)

See accompanying notes to consolidated financial statements.

MISSION PRODUCE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions, except for shares)	Common stock Shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Noncontrolling interest	Total equity
Balance at October 31, 2021	70,631,525	$ 0.1	$ 225.6	$ (0.5)	$ 309.0	$ —	$ 534.2
Stock-based compensation	—	—	3.6	—	—	—	3.6
Issuance of common stock for equity awards, net of shares withheld for the settlement of taxes	38,010	—	0.1	—	—	—	0.1
Net loss	—	—	—	—	(34.6)	(0.3)	(34.9)
Acquired noncontrolling interest	—	—	—	—	—	20.2	20.2
Contributions from noncontrolling interest holders	—	—	—	—	—	0.9	0.9
Other comprehensive loss	—	—	—	(1.2)	—	—	(1.2)
Balance at October 31, 2022	70,669,535	$ 0.1	$ 229.3	$ (1.7)	$ 274.4	$ 20.8	$ 522.9
Stock-based compensation	—	—	4.5	—	—	—	4.5
Exercise of stock options	19,043	—	0.1	—	—	—	0.1
Issuance of common stock for equity awards, net of shares withheld for the settlement of taxes	107,004	—	(0.5)	—	—	—	(0.5)
Purchase and retirement of common stock	(67,178)	—	—	—	(0.6)	—	(0.6)
Net loss	—	—	—	—	(2.8)	(0.3)	(3.1)
Contributions from noncontrolling interest holders	—	—	—	—	—	4.2	4.2
Other comprehensive income	—	—	—	0.8	—	—	0.8
Balance at October 31, 2023	70,728,404	$ 0.1	$ 233.4	$ (0.9)	$ 271.0	$ 24.7	$ 528.3
Stock-based compensation	—	—	7.1	—	—	—	7.1
Exercise of stock options	4,157	—	—	—	—	—	—
Issuance of common stock for equity awards, net of shares withheld for the settlement of taxes	182,206	—	(0.8)	—	—	—	(0.8)
Net income	—	—	—	—	36.7	5.1	41.8
Other comprehensive income	—	—	—	0.7	—	—	0.7
Balance at October 31, 2024	70,914,767	$ 0.1	$ 239.7	$ (0.2)	$ 307.7	$ 29.8	$ 577.1

See accompanying notes to consolidated financial statements.

MISSION PRODUCE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)		Years Ended October 31,				
		2024		**2023**		**2022**
Operating Activities						
Net income (loss)	$	41.8	$	(3.1)	$	(34.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities						
Provision for losses on accounts receivable		—		0.1		0.1
Depreciation and amortization		37.7		32.8		24.8
Amortization of debt issuance costs		0.2		0.2		0.3
Equity method income		(3.7)		(4.0)		(5.1)
Noncash lease expense		6.1		5.9		5.3
Stock-based compensation		7.1		4.5		3.6
Dividends received from equity method investees		3.2		2.7		2.2
Losses on asset impairment, disposals and sales, net of insurance recoveries		3.9		1.3		0.4
Deferred income taxes		(8.0)		(6.4)		(0.6)
Goodwill impairment		—		—		49.5
Remeasurement gain on business combination with Moruga		—		—		(2.0)
Unrealized (gains) losses on foreign currency transactions		(1.7)		1.4		—
Unrealized loss (gain) on derivative financial instruments		0.1		(0.1)		(4.7)
Other		(0.4)		0.1		0.1
Effect on cash of changes in operating assets and liabilities, net of acquisition:						
Trade accounts receivable		(20.9)		(10.6)		10.6
Grower fruit advances		(0.8)		0.9		(1.2)
Other receivables		(3.2)		5.0		(2.4)
Inventory		(19.3)		3.0		(15.3)
Prepaid expenses and other current assets		(0.2)		2.0		(0.4)
Income taxes receivable		2.9		(1.6)		(1.1)
Other assets		1.6		1.0		0.2
Accounts payable and accrued expenses		25.4		(8.9)		9.4
Income taxes payable		5.1		(0.2)		(1.3)
Grower payables		23.5		2.2		2.2
Operating lease liabilities		(5.3)		(3.8)		(4.0)
Other long-term liabilities		(1.7)		4.8		(0.5)
Net cash provided by operating activities	$	93.4	$	29.2	$	35.2
Investing Activities						
Purchases of property, plant and equipment		(32.2)		(49.8)		(61.2)
Proceeds from sale of property, plant and equipment		0.1		0.2		3.0
Cash acquired in consolidation of Moruga		—		—		4.3
Investment in equity method investees		(1.6)		(2.1)		(0.4)
Purchase of other investment		—		(2.3)		—
Loan repayments from equity method investees		—		—		3.0
Other		0.2		(0.1)		(0.1)
Net cash used in investing activities	$	(33.5)	$	(54.1)	$	(51.4)
Financing Activities						
Borrowings on revolving credit facility		40.0		145.0		80.0
Payments on revolving credit facility		(75.0)		(130.0)		(40.0)
Proceeds from short-term borrowings		3.0		2.8		2.5
Repayment of short-term borrowings		(2.8)		(2.5)		—
Principal payments on long-term debt obligations		(3.4)		(3.5)		(63.3)

(In millions)		Years Ended October 31,				
		2024		**2023**		**2022**
Principal payments on finance lease obligations		(1.8)		(2.6)		(1.2)
Proceeds from loan from noncontrolling interest holder		—		2.0		—
Principal payments on loans due to noncontrolling interest holder		(0.5)		—		—
Payments to noncontrolling interest holder for long-term supply financing		(2.0)		—		—
Payments for long-term supplier financing		(0.5)		(0.1)		—
Purchase and retirement of common stock		—		(0.6)		—
Taxes paid related to shares withheld from the settlement of equity awards		(0.8)		(0.5)		—
Exercise of stock options		—		0.1		0.1
Payment of debt issuance, restructuring or extinguishment fees		—		—		(0.8)
Equity contributions from noncontrolling interest holders		—		4.2		0.9
Net cash (used in) provided by financing activities	$	(43.8)	$	14.3	$	(21.8)
Effect of exchange rate changes on cash		—		(0.1)		(0.3)
Net increase (decrease) in cash, cash equivalents and restricted cash		16.1		(10.7)		(38.3)
Cash, cash equivalents and restricted cash, beginning of period		43.2		53.9		92.2
Cash, cash equivalents and restricted cash, end of period	$	59.3	$	43.2	$	53.9
Summary of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:						
Cash and cash equivalents	$	58.0	$	42.9	$	52.8
Restricted cash		1.3		0.3		1.1
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$	59.3	$	43.2	$	53.9
Cash paid during the year for:						
Interest	$	12.2	$	11.5	$	5.7
Income taxes		19.6		7.1		6.2
Non-cash investing and financing activities:						
Property, plant and equipment included in liabilities		4.7		4.9		7.6
Advances for property, plant and equipment included in assets		1.9		0.7		2.1
Finance leases of property, plant and equipment		8.2		15.7		0.5
Purchases from noncontrolling interest holder made with payment terms greater than 90 days		0.3		—		—
Purchases from suppliers with payment terms greater than 90 days		—		1.4		—
Elimination of loan receivable from Moruga upon consolidation (Note 3)		—		—		1.9

See accompanying notes to consolidated financial statements.

1.   Nature of Business

Mission Produce, Inc. together with its consolidated subsidiaries ("Mission," "the Company," "we," "us" or "our"), is a global leader in the avocado industry. The Company's expertise lies in the farming, packaging, marketing and distribution of avocados to food retailers, distributors and produce wholesalers worldwide. The Company procures avocados principally from California, Mexico and Peru. Through our various operating facilities, we grow, sort, pack, bag and ripen avocados and a small amount of other fruits for distribution to domestic and international markets. We report our results of operations in three reportable segments which are also equivalent to operating segments: Marketing & Distribution, International Farming and Blueberries (see Note 17).

2.   Summary of Significant Accounting Policies

Basis of presentation and consolidation

The accompanying consolidated financial statements include the accounts of the Company, its consolidated subsidiaries and variable interest entity ("VIE") for which we are the primary beneficiary and have a controlling interest. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All intercompany balances have been eliminated in consolidation.

Consolidation of VIE

On May 1, 2022, a reconsideration event (explained in Note 3) occurred related to Moruga S.A.C., an entity for which we have a 60% equity ownership interest. Moruga S.A.C. is a holding company with one wholly owned subsidiary Blueberries Peru, S.A.C. (collectively referred to as "Moruga"). Moruga was previously accounted for under the equity method of accounting, where investments are stated at initial cost and adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. As a result of the reconsideration event, we concluded that Moruga is a VIE, and that the Company is the primary beneficiary with a controlling financial interest. Based on this conclusion, Moruga was prospectively consolidated on May 1, 2022. Refer to Note 8 for more information related to our VIE in Moruga.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, cash equivalents and restricted cash

The Company considers all highly liquid instruments with an original maturity of three months or less and money market mutual funds to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Restricted cash represents cash and cash equivalents that are restricted to withdrawal or use as of the reporting date under contractual terms or regulatory requirements. As of October 31, 2024 and 2023, the restricted cash balances related to statutory requirements to support various programs at the Company's farms. Restricted cash is included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

Our domestic cash and cash equivalents may at times exceed federally insured limits. Our foreign cash and cash equivalents may not be locally insured.

Trade accounts receivable

Trade accounts receivable are reported at amounts due from customers, net of allowances for doubtful accounts, returns and sales adjustments. The Company maintains an allowance for doubtful accounts to reflect its estimate of the uncollectability of the trade accounts receivable based on past collection history, the identification of specific potential customer risks, and other factors. Returns and sales adjustment allowances are maintained to account for billing or other adjustments.

Grower and fruit advances

The Company makes advances to growers and foreign suppliers who supply fruit to the Company. Such advances reduce amounts otherwise due to the growers or suppliers for fruit sales.

Other accounts receivable

Other accounts receivable represents non-trade receivables and primarily consists of value-added taxes ("VAT") we expect to recover. VAT included in other accounts receivable was $13.3 million and $11.8 million as of October 31, 2024 and 2023, respectively.

Inventory

Inventories are recorded at the lower of cost or net realizable value using the first-in, first-out method for finished goods and raw materials. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Crop growing costs are valued at the lower of cost or net realizable value and are deferred and charged to cost of goods sold when the related crop is harvested and sold. The deferred crop growing costs included in inventory consist primarily of orchard maintenance costs such as cultivation, irrigation, fertilization, soil amendments, pest control and pruning.

We assess the recoverability of inventories through an ongoing review of inventory levels in relation to sales and forecasts and product marketing plans. When the inventory on hand, at the time of review, exceeds the foreseeable demand, the value of inventory that is not expected to be sold is written down. The amount of the write-down is the excess of historical cost over estimated net realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

The assessment of the recoverability of inventories and the amounts of any write-downs are based on currently available information and assumptions about future demand and market conditions. Demand for avocados and other fruit may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than our projections. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Property, plant and equipment, net

Property, plant and equipment, net is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method using rates based upon the estimated useful lives of the related assets. Orchards, trees and bushes refer to avocado, mangos and blueberry plants, which accumulate planting and development costs that are capitalized into their basis until they become commercially productive, at which point the asset begins depreciating, and future maintenance costs are expensed as incurred. If proceeds are obtained from sales of fruit before commercial production begins, the net proceeds are applied to the capitalized cost of the trees. Planting costs consist primarily of the costs to purchase and plant nursery stock. Development costs consist of cultivation, pruning, irrigation, labor, spraying and fertilization, and interest costs during the development period. Leased assets and leasehold improvements meeting certain criteria are capitalized and amortized over the shorter of the expected lease term or the useful life of the asset using the straight-line method.

		October 31,	
(In millions)	Useful lives	2024	2023
Land		$ 160.7	$ 157.9
Orchards/trees/bushes	7 to 25 years	116.6	129.1
Buildings and improvements	20 to 40 years	133.1	124.6
Equipment	3 to 20 years	248.1	235.8
Construction-in-progress		47.8	29.0
Property, plant and equipment		$ 706.3	$ 676.4
Accumulated depreciation		(182.9)	(153.2)
Property, plant and equipment, net		$ 523.4	$ 523.2

Depreciation expense of property, plant and equipment, net was $37.2 million, $31.3 million, and $24.0 million for the years ended October 31, 2024, 2023 and 2022, respectively.

Farming costs for nonproductive orchards

We lease land for the development of new orchards. During the development period, these costs are referred to as farming costs for nonproductive orchards and are expensed as incurred, and included in cost of sales in the consolidated statements of income (loss). Interest accretion on finance lease liabilities is expensed as incurred and included in interest expense in the consolidated statements of income (loss).

Leases

We determine if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

For leases where we are the lessee, we recognize the right-of-use ("ROU") assets and lease liabilities for all leases other than those with a term of 12 months or less, as we have elected to apply the short-term lease recognition exemption. ROU assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. ROU assets consist of: (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by us. Lease payments may vary because of changes in facts or circumstances occurring after the commencement, including changes in inflation indices. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred.

The discount rate used to determine the present value of the lease payments is the rate of interest that the lessee would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

For income statement purposes, we recognize straight-line rent expense for operating leases. For finance leases, we recognize interest expense associated with the lease liability and depreciation expense associated with the ROU asset. For ROU assets held under finance leases and leasehold improvements, the estimated useful lives are limited to the shorter of the useful life of the asset or the term of the lease.

Many of our lease arrangements include options to extend the lease, which we do not include in the lease term unless we are reasonably certain to exercise it. We have lease arrangements with lease and non-lease components. From a lessee perspective, we have elected to apply the practical expedient to combine lease and related non-lease components, for all classes of underlying assets, and account for the combined contract as a lease component.

Many of our leased facilities contain clauses obligating us to return leased assets to their original state at the end of the lease term. When these obligations can be reasonably estimated, they are recognized at fair value in property, plant and equipment, net and other long-term liabilities in the consolidated balance sheets. These costs are amortized in the same manner of their related long-lived asset over the asset's useful life. Some of these obligations cannot be reasonably estimated due to our expectation that we will continue to lease the asset indefinitely.

Equity method investees

We maintain investments in other fruit growers, packers and distributors. These investments are accounted for under the equity method of accounting when we have the ability to exercise significant influence, but not control, over the investee. Significant influence generally exists when we have an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions.

We review our investments for other-than temporary-impairment ("OTTI") on a quarterly basis, or earlier if indicators of impairment arise. If an impairment of an equity method investment is determined to be other than temporary, we would record OTTI sufficient to reduce the investment's carrying value to its fair value, which results in a new cost basis in the investment. There were no indicators of OTTI identified in the years ended October 31, 2024, 2023 and 2022 that would have required us to test for impairment.

Long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. Long-lived assets are assessed for impairment by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated from the use of the asset and its eventual disposition. If the future undiscounted net cash flows are less than the carrying amount of the asset being tested, an impairment is recorded for the difference between the carrying amount of the asset and the estimated fair value of the asset. The estimate of undiscounted cash flows is based upon, among other things, certain assumptions about future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. For fiscal years 2024 and 2023, we did not identify any indicators of impairment that would have required the Company to test its long-lived assets for impairment. In fiscal year 2022, the Company determined that there was an impairment indicator associated with our Peruvian farming operations asset group, however the undiscounted cash flows of the asset group exceeded its carrying value.

Goodwill

Our goodwill represents the excess of the purchase price of business combinations over the fair value of the net assets acquired. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as forecasts of future revenues; earnings before interest, taxes, depreciation, and amortization (EBITDA); the discount rate; and marketplace EBITDA multiples form within a peer public company group, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses. We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment on an annual basis during the fourth quarter of each year, and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we use a qualitative approach and determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we would then perform the first step of the goodwill impairment test, which would consist primarily of a discounted cash flow ("DCF") analysis and guideline publicly-traded companies ("GPC") analysis to determine the fair value of the reporting unit.

Fair value of financial instruments

The Company applies the provisions of Accounting Standards Codification ("ASC") 820, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized at fair value in the financial statements. Fair value is defined as the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value for the assets and liabilities required or permitted to be recorded, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The framework has three levels of inputs that may be used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices, other than those in Level 1, in markets that are not active or for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

There were no transfers between level 1, level 2 or level 3 measurements during the years ended October 31, 2024 and 2023.

We believe that the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximates fair value based on either their short-term nature or on terms currently available to the Company in financial markets. Due to current market rates, we believe that our long-term obligations have fair values that approximate carrying values. Refer to Note 14 for further information.

Interest rate swaps

From time to time, the Company may enter into interest rate swap contracts to hedge changes in variable interest rates on the principal value of the Company's term loans. We account for interest rate swaps in accordance with ASC 815, Derivatives and Hedging, as amended, which requires the recognition of all derivative instruments as either assets or liabilities in the consolidated balance sheets and measurement of those instruments at fair value. The Company did not designate its interest rate swaps as cash flow hedges, and as a result under the accounting guidance, changes in the fair value of the interest rate swaps were recorded in other income (expense), net in the consolidated statements of income (loss) and changes in the assets or liabilities are presented in net cash provided by operating activities in the consolidated statements of cash flow. As of October 31, 2024, a notional amount of $10 million was outstanding, carrying a fixed SOFR rate of 4.47%. As of October 31, 2023, a notional amount of $25 million was outstanding, carrying a fixed SOFR rate of 2.3%. Refer to Note 14 for more details.

Revenue recognition

We recognize revenue according to the model under ASC 606, which requires the recognition of revenue when performance obligations to customers have been satisfied in amounts equal to the consideration to which we expect to be entitled.

For our customer contracts, we identify the performance obligations (products or services), determine the transaction price, allocate the contract transaction price to the performance obligations, and recognize the revenue when the performance obligation is fulfilled, which is when the product is shipped to or received by the customer, depending on the specific terms of the arrangement. Our revenues are recorded at a point in time. Revenue recognized from product sales is based primarily on purchase orders issued by customers which specify shipping terms and details of the transaction. The performance obligations in a given transaction are determined by the individual purchase orders with revenue recognized at the time that the performance obligations have been satisfied. Shipping and handling activities that occur prior to the transfer of control of goods to the customer are treated as fulfillment activities related to the promise to transfer goods, rather than as performance obligations. Amounts collected from customers for sales and other similar taxes are excluded from the transaction price.

Most performance obligations are subject to customer acceptance. However, our customers have an implicit and explicit right to return products following acceptance, if they are found not to conform to the specifications generally agreed upon or detailed in the individual purchase orders. We evaluate the need for provisions related to product return allowances based on estimates and record such provisions as a reduction in revenue in the same period that revenue for the related transactions is recognized.

We routinely enter into consignment arrangements to purchase fruit from foreign suppliers in which we do not take legal title of the good prior to selling those goods to customers. The Company has evaluated its role in such transactions and has concluded that it has control of the products due to our ability to determine the sales price and our role as the primary obligor in the transactions with the end customer. As a result, we are deemed to act as the principal rather than the agent, and therefore recognize and report revenue on a gross basis for its consignment arrangements.

Stock-based compensation

The Company uses the fair value recognition method for accounting for stock-based compensation. Under the fair value recognition method, cost is measured at the grant date based on the fair value of the award and is recognized as expense on the straight-line basis over the requisite service period, which is generally the vesting period. When vesting is based on both a service and performance condition, expense relative to such awards is measured based on the grant date fair value of the award, adjusted for the probability of achievement at the reporting date. Forfeitures are recognized in the period they occur.

Stock-based awards primarily consist of restricted stock units ("RSUs") and performance stock units ("PSUs"), the fair value of which is determined based on the market price of our common stock on the date of grant. See Note 13 for more information.

Advertising costs

Advertising costs are expensed when incurred and are included as a component of selling, general and administrative expense. Such costs were $0.2 million for both years ended October 31, 2024 and 2023, and $0.3 million for the year ended October 31, 2022.

Employee benefits

We sponsor various defined contribution retirement plans for employees, the largest of which is the 401(k)-retirement plan in the U.S. Eligible employees can defer up to 60% of their compensation subject to fixed annual limits. Employees eligible for catch-up contributions may contribute additional contributions of their compensation subject to fixed annual limits. The Company makes a 100% matching contribution on deferrals up to 3%, and 50% on deferrals over 3% up to 5%. Contributions are included as a component of cost of sales and selling, general and administrative expense. Total contributions made by the Company to the 401(k) plan were $1.0 million for both years ended October 31, 2024 and 2023, and $0.9 million for the year ended October 31, 2022.

Income taxes

The Company uses the liability method to account for income taxes as prescribed by ASC 740. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law. The factors used to assess the Company's ability to realize its deferred tax assets are the Company's forecast of future taxable income and available tax planning strategies that could be implemented. Under ASC 740 a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized due to the inability to generate sufficient future taxable income of the correct character. Failure to achieve previously forecasted taxable income could affect the ultimate realization of deferred tax assets and could negatively impact the Company's effective tax rate on future earnings.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Interest income or expense/penalties attributable to the overpayment or underpayment, respectively, of income taxes is recognized as an element of our provision for income taxes.

As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, the liability will be reversed, and we will recognize a tax benefit during the period in which it is determined the liability no longer applies. Conversely, we record additional tax charges in a period in which it is determined that a recorded tax liability is less than the ultimate assessment is expected to be.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Foreign currency translation and remeasurement

Our foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency for our most significant foreign subsidiaries is the United States dollar. When remeasuring from a local currency to the functional currency, monetary assets and liabilities are remeasured into U.S. dollars at exchange rates in effect at the balance sheet dates and non-monetary assets, liabilities and equity are remeasured at historical rates when remeasuring from a local currency to the functional currency. Sales and expenses are remeasured using weighted-average exchange rates for each period. Gains and losses resulting from foreign currency transactions are recognized in other income (expense), net in the consolidated statements of income (loss).

Earnings per share

We compute earnings per share ("EPS") in accordance with ASC 260, which requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to us, divided by the weighted average shares outstanding during the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of contracts to issue shares (e.g., equity awards) as if they had been converted at the beginning of the periods presented, or issuance date (in the case of time-based vesting awards) or performance achievement (in the case of our PSUs, which are contingently issuable shares based on company performance), if later. Refer also to Note 13 for details on our outstanding stock-based awards that could potentially be dilutive. The computation of diluted EPS includes the estimated impact of the exercise of contracts to purchase common stock using the treasury stock method. Potential shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Risk concentration

Accounts receivable from a single customer represented 26% of trade accounts receivable as of October 31, 2024 and 16% of trade accounts receivable as of October 31, 2023.

Sales to our top 10 customers amounted to approximately 69% of net sales for the year ended October 31, 2024, 65% for the year ended October 31, 2023 and 59% for the year ended October 31, 2022. One single customer represented 22%, 18% and 13% of net sales for the years ended October 31, 2024, 2023 and 2022, respectively. Another single customer represented 10%, 9% and 8% of net sales for the years ended October 31, 2024, 2023 and 2022, respectively. Net sales from our top 10 customers are concentrated in our Marketing & Distribution segment, with exception to sales generated by our Blueberries segment, for which substantially all sales are from a single customer with which we have an exclusive marketing agreement.

Recently issued accounting standards

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The ASU requires that an entity disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This information is generally not presented in the financial statements today. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact of adoption on our financial disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued. The amendments should be applied on a prospective basis although retrospective application is permitted. We are currently evaluating the impact of adoption on our financial disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures. The ASU requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of adoption on our financial disclosures.

3.   Business Combination

The Company owns a 60% equity interest in Moruga, which was established in 2014 when it began small-scale blueberry plantings in Peru. Since inception, Moruga has expanded to approximately 900 productive acres. On May 1, 2022, the shareholders of Moruga amended and restated its shareholders agreement ("the Amendment"), wherein certain supermajority requirements that previously prevented the Company from directing the primary activities of Moruga were removed. In connection with the Amendment, shareholders approved a new capital project to farm approximately 1,500 additional acres of blueberries in the Olmos region of Peru. Blueberries produced will be marketed through an agreement which gives exclusive marketing rights to a minority shareholder. The new capital project was originally anticipated to require a total investment of approximately $50 million, to be funded by cash flow generated by Moruga and supplemented by pro-rata shareholder contributions based on each shareholders' respective ownership interest.

The Amendment resulted in the consolidation of Moruga because the Company concluded that that Moruga was a VIE, and the Company could control the primary activities of Moruga and is the primary beneficiary of the entity. Upon consolidation, Moruga was accounted for using the acquisition method of accounting. In relation to our preexisting equity interest, we recognized a remeasurement gain of $2.0 million, calculated as the difference between our 60% investment carrying value of $28.2 million and its acquisition date fair value of $30.2 million.

Fair value allocation of Moruga

The fair value of Moruga is a Level 3 measurement in the fair value hierarchy. Management estimated the fair value of Moruga with the assistance of a third-party valuation specialist, using a combination of the GPC method under the market approach and the DCF method under the income approach. We applied an equal weighting to the value conclusions resulting from the two employed approaches, because there was sufficient information available to estimate fair value under both methods.

Under the GPC method, valuation multiples are calculated from the operating data and market metrics of the GPCs, and are then evaluated and adjusted based on the strengths and weaknesses of the entity relative to the comparable GPCs. The significant inputs used to estimate the fair value of the investment under the GPC method are the selected business enterprise value ("BEV") to EBITDA multiple and BEV to revenue multiple. Of the derived multiples, we selected 8.0x for BEV to EBITDA and 1.1x for BEV to revenue. The mean and median multiples of the GPCs were 9.1x and 9.2x for BEV to EBITDA, respectively, and 1.1x and 0.7x for BEV to revenue, respectively.

Under the DCF method, the most significant inputs used to estimate the fair value are the cash flow projections, which are sensitive to the revenue projections, and the weighted average cost of capital ("WACC") which is used to discount and present value the projected cash flows. For the revenue projections, we assumed a nearly flat annual growth rate based on the maturity of the existing blueberry plants for the discrete forecast period from 2023 to 2032, prior to reaching the terminal period. The WACC was estimated using a capital asset pricing model and the discount rate used to present value the future cash flows was 9%.

Goodwill represents the excess of the sum of the fair value of our previously held equity interest and the fair value of the noncontrolling interest, over the net of the acquisition-date values of the identifiable assets and liabilities assumed. The goodwill is attributable to our expected ability to utilize our existing infrastructure and workforce in Peru during the complementary periods between avocado harvest and processing seasons. The goodwill recognized is not deductible for income tax purposes.

Amounts of identifiable assets acquired and liabilities assumed as of the acquisition date were as follows:

	(In millions)
Fair value of 100% of Moruga	$ 50.4
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Inventory	7.7
Other current assets	7.7
Property, plant and equipment	29.6
Intangible asset	2.8
Other assets	5.6
Goodwill	12.5
Current liabilities	(4.5)
Deferred tax liability	(3.0)
Other liabilities	(8.0)
	$ 50.4

The fair value of the noncontrolling interest in Moruga on the acquisition date was $20.2 million.

4.   Goodwill and Intangible Asset, net

Goodwill

Changes (if any) in the net carrying amount of goodwill by reportable segment were as follows:

(In millions)	International Farming	Blueberries	Total
Goodwill as of October 31, 2024, 2023 and 2022	$ 26.9	$ 12.5	$ 39.4

The carrying amounts of goodwill as of October 31, 2024 and 2023 were net of accumulated impairment losses of $49.5 million, attributable to the International Farming segment.

For the years ended October 31, 2024 and 2023, management performed its annual goodwill impairment tests of its two reporting units, which indicated that is more-likely-than-not that the fair value of the reporting units exceed their carrying values as of October 31, 2024 and 2023. For the Peruvian farming reporting unit within the International Farming segment, we elected to use a quantitative approach to determine its fair value based on the DCF and GPC methods. The fair value determination using the DCF method requires management to make significant estimates and assumptions related to forecasts of future revenues; earnings before interest, taxes, depreciation, and amortization (EBITDA); and the discount rate. The determination of the fair value using the GPC method requires management to make significant assumptions related to marketplace EBITDA multiples from within a peer public company group. For the Blueberries reporting unit and segment, we performed a Step 0 qualitative analysis.

For the year ended October 31, 2022, management performed its annual goodwill impairment test on its Peruvian farming reporting unit. With the assistance of a third-party specialist, management performed a quantitative assessment of the fair value of the reporting unit using the GPC and DCF methods as described above. We applied an equal weighting to the value conclusions resulting from the two employed approaches, because there was sufficient information to estimate the fair value of the reporting unit under both methods. The selected BEV to EBITDA multiple used in the GPC method was 12.0x for the first forecast year and 8.0x for the second forecast year. The mean and median BEV to EBITDA multiples of GPCs were 10.0x and 8.8x, respectively. The discount rate used in the DCF model was 17.5%, which reflected a significant increase in the WACC due to rising interest rates at the time. In addition, forecasted cash flows have been negatively impacted by tax law repealing tax benefits to agribusiness entities in Peru. Peruvian corporate tax rates will increase from the rate in effect on the date of repeal of 15% to 29.5% by calendar year 2028. When forecasting cash flows during the fourth quarter of 2022, production and sales information regarding the 2022 avocado harvest in Peru became available, along with information on the impact of inflationary pressures on the Peruvian farming cost structure, lowering management's profitability forecasts for the reporting unit. As a result of the valuations performed, management concluded that the fair value of the reporting unit was lower than its carrying value by $49.5 million, which was recorded as an impairment charge to goodwill in the consolidated statements of income (loss).

Intangible asset, net

		October 31,		
(In millions)		2024		2023
Intangible asset, gross	$	2.8	$	2.8
Accumulated amortization		(2.8)		(2.3)
Intangible asset, net	$	—	$	0.5

The intangible asset, net consisted of a distributor relationship that is entirely attributed to the business combination with Moruga on May 1, 2022. The intangible asset had an amortizable life of 2 years, and was recognized in selling, general and administrative expenses coinciding with the timing of the estimated revenues. Amortization expense was $0.5 million, $1.5 million and $0.8 million for the years ended October 31, 2024, 2023 and 2022, respectively.

5.   Inventory

Major classes of inventory were as follows:

		October 31,		
(In millions)		2024		2023
Finished goods	$	45.1	$	29.5
Crop growing costs		27.1		21.5
Packaging and supplies		19.0		19.8
Inventory	$	91.2	$	70.8

6.   Details of Certain Account Balances

Details of certain significant account balances in our consolidated financial statements are set forth below.

Accrued expenses

		October 31,		
(In millions)		2024		2023
Employee-related	$	22.1	$	12.8
Freight		5.8		4.5
Outside fruit purchase		4.7		2.7
Other		7.3		6.4
Accrued expenses	$	39.9	$	26.4

Other long-term liabilities

		October 31,		
(In millions)		2024		2023
Uncertain tax positions[1]	$	17.9	$	19.4
Employee-related		2.2		1.4
Trade payables to noncontrolling interest holders		3.5		4.5
Other		2.4		1.1
Other long-term liabilities	$	26.0	$	26.4

(1) Includes uncertain tax positions related to both income taxes and other statutory tax reserves, plus related penalties and interest.

Other income (expense), net

(In millions)	Years Ended October 31,					
		2024		2023		2022
(Losses) gains on derivative financial instruments	$	(0.1)	$	0.1	$	4.7
Foreign currency transaction gain (loss)		1.6		(1.8)		(2.0)
Interest income		2.1		1.5		1.7
Other income (expense), net	$	3.6	$	(0.2)	$	4.4

Other amounts attributable to noncontrolling interest holders

Amounts included in trade accounts receivable due from noncontrolling interest holders were $5.1 million and $5.7 million as of October 31, 2024 and 2023, respectively. Amounts included in trade accounts payable due to noncontrolling interest holders were $2.6 million and $3.2 million as of October 31, 2024 and 2023, respectively.

7.   Equity Method Investees

Henry Avocado

The Company owns a 49% interest in Henry Avocado Corporation ("Henry Avocado"), an avocado wholesale distributor with operating facilities in California, Arizona, North Carolina, and Texas. The Company purchases, hauls, and packs avocados for growers in the southern California area and imports packed Chilean, Peruvian and Mexican avocados, then markets the fruit to various domestic retail and wholesale outlets. There is a basis difference between the Company's historical investment in Henry Avocado and the amount recorded in members' capital by the investee of $4.0 million as of October 31, 2024 and 2023, comprised solely of goodwill.

Mr. Avocado

The Company owns a 33% interest in Shanghai Mr. Avocado Limited ("Mr. Avocado"), a Chinese joint venture enterprise, through its Mission Produce Asia Ltd. subsidiary. The primary business operations include the marketing, ripening and distribution of fresh avocados within China.

Copaltas

The Company owns a 50% interest in Copaltas S.A.S. ("Copaltas"), a Colombian joint venture enterprise. The primary business operations include the development and operation of avocado farms within Colombia.

Financial information for our equity method investees as of and for the years ended October 31 was as follows:

(In millions)	Henry Avocado		Mr. Avocado		Copaltas		Moruga[1]	
2024								
Current assets	$	50.8	$	4.9	$	2.4		
Long-term assets		29.8		5.2		33.4		
Current liabilities		23.2		5.8		2.7		
Long-term liabilities		10.4		3.7		21.4		
Sales		320.4		23.9		—		
Gross profit		33.7		0.2		(0.5)		
Net income (loss)		10.3		(3.2)		(0.5)		
2023								
Current assets	$	49.5	$	5.6	$	0.9		
Long-term assets		31.9		5.0		29.4		
Current liabilities		25.8		4.9		1.8		
Long-term liabilities		12.4		3.6		18.6		
Sales		263.4		25.2		0.3		
Gross profit		32.9		2.6		—		
Net income (loss)		9.4		(0.5)		(0.7)		
2022								
Sales	$	371.6	$	20.5	$	0.2	$	39.6
Gross profit		33.4		1.7		0.2		7.1
Net income (loss)		11.5		(1.8)		(0.7)		5.9

(1) Selected financial information for Moruga is set forth for the period under which Moruga was accounted for under the equity method of accounting. As of October 31, 2024, 2023 and 2022, Moruga was consolidated.

The Company's investments in its equity method investees have been impacted by the following:

(In millions)	Henry Avocado		Mr. Avocado		Copaltas		Total	
Investment balance as of October 31, 2022	$	23.3	$	0.2	$	3.6	$	27.1
Equity method income (losses)		4.6		(0.2)		(0.4)		4.0
Translation		—		—		0.5		0.5
Dividends declared		(2.7)		—		—		(2.7)
Investment contributions		—		0.7		1.4		2.1
Investment balance as of October 31, 2023	$	25.2	$	0.7	$	5.1	$	31.0
Equity method income (losses)		5.0		(1.1)		(0.2)		3.7
Translation		—		—		(0.1)		(0.1)
Dividends declared		(3.2)		—		—		(3.2)
Investment contributions		—		0.6		1.0		1.6
Investment balance as of October 31, 2024	$	27.0	$	0.2	$	5.8	$	33.0

8.   Variable Interest Entity

Assets of our variable interest in Moruga may only be used to settle its own liabilities and creditors of Moruga only have recourse for the liabilities of Moruga. A summary of these balances, which are wholly included in our consolidated balance sheets, is as follows:

	October 31,			
(In millions)		2024		2023
Current assets	$	40.7	$	30.0
Long-term assets		74.2		69.9
Current liabilities		22.0		17.0
Long-term liabilities		27.9		25.4

9. Debt

Credit facility

In October 2022, the Company entered into a third amendment to its syndicated credit facility with Bank of America (the "BoA credit facility") Merrill Lynch, originally dated October 2018, as amended in September 2020 and April 2022. The credit facility has a total borrowing capacity of $250 million, comprised of two senior term loans totaling $100 million and a revolving credit agreement of up to $150 million. The loans are secured by real property, personal property and the capital stock of the Company's subsidiaries. Borrowings under the credit facility bear interest at a spread over the Secure Overnight Financing Rate ("SOFR") ranging from 1.5% to 2.5% depending on the Company's consolidated total net leverage ratio. The credit facility also includes a swing line facility and an accordion feature which allows the Company to increase the borrowings by up to $125 million, with bank approval. We pay fees on unused commitments on the credit facility that accrue at rates ranging from 0.18% to 0.3% depending upon the Company's consolidated total net leverage ratio.

The credit facility requires the Company to comply with financial and other covenants, including limitations on investments, capital expenditures, dividend payments, amounts and types of liens and indebtedness, and material asset sales. The Company is also required to maintain certain leverage and fixed charge coverage ratios. As of October 31, 2024, the Company was in compliance with all financial covenants of the credit facility.

Long-term debt under the BoA credit facility consisted of the following:

		October 31,		
(In millions)		2024		2023
Revolving line of credit. The interest rate is variable, based on SOFR plus a spread that varies with the Company's leverage ratio. As of October 31, 2024 and 2023 the interest rate was 6.38% and 7.42%, respectively. Interest is payable monthly and principal is due in full in October 2027.	$	20.0	$	55.0
Senior term loan (A-1). The interest rate is variable, based on SOFR plus a spread that varies with the Company's leverage ratio. As of October 31, 2024 and 2023, the interest rate was 6.29% and 7.42%, respectively. Interest is payable monthly, principal is payable quarterly and due in full in October 2027.		45.0		47.5
Senior term loan (A-2). The interest rate is variable, based on SOFR plus a spread that varies with the Company's leverage ratio. As of October 31, 2024 and 2023, the interest rate was 6.54% and 7.67% respectively. Interest is payable monthly, principal is payable quarterly and due in full in October 2029.		49.0		49.5
Note payable to BoA. Payable in monthly installments including interest at a fixed rate of 3.96%. Principal was due and paid in full July 2024.		—		0.4
Total long-term debt		114.0		152.4
Less debt issuance costs		(0.3)		(0.4)
Long-term debt, net of debt issuance costs		113.7		152.0
Less current portion of long-term debt		(3.0)		(3.4)
Long-term debt, net of current portion	$	110.7	$	148.6

Other

Certain of our consolidated subsidiaries may also enter into short-term bank borrowings from time to time. Short-term borrowings outstanding were $3.0 million and $2.8 million as of October 31, 2024 and 2023, respectively, with weighted average interest rates of 9.91% and 10.46%, respectively. Our Blueberries business also obtains loans from shareholders from time to time, which accrue interest at rates ranging from 5.0% to 6.5%. Amounts outstanding as of October 31, 2024 are expected to be repaid by the end of fiscal 2026.

The Company may issue standby letters of credit through banking institutions. As of October 31, 2024, none were outstanding and as of October 31, 2023, total letters of credit outstanding were $0.7 million.

As of October 31, 2024, future principal payments for our total debt were as follows:

Year ending October 31,	(In millions)
2025	$ 6.0
2026	3.0
2027	60.5
2028	8.8
2029	38.7
Thereafter	—
	$ 117.0

10.   Leases

We lease facilities, land, fleet and other industrial equipment under both operating and finance leases, expiring at various dates through 2048. Certain of these leases have clauses such as extension options, stipulated escalation provisions, early termination, and payment obligations for property taxes, insurance, maintenance and other costs.

Lease-related assets and liabilities on our consolidated balance sheets were as follows:

		October 31,	
(In millions)	Location on Consolidated Balance Sheets	2024	2023
Assets			
Operating	Operating lease right-of-use assets	$ 67.8	$ 72.4
Finance	Property, plant and equipment, net	23.2	18.1
Total lease assets		$ 91.0	$ 90.5
Liabilities			
Current			
Operating	Operating leases—current portion	$ 6.4	$ 6.6
Finance	Finance leases—current portion	2.9	2.6
Noncurrent			
Operating	Operating leases, net of current portion	67.4	71.0
Finance	Finance leases, net of current portion	21.5	14.7
Total lease liabilities		$ 98.2	$ 94.9

Most lease costs are recognized in the consolidated statements of income (loss), however, costs qualifying for capitalization, such as lease costs for land or equipment used in the development of orchards, are recognized into property, plant and equipment or inventory. A summary of lease costs is set forth below:

(In millions)	Inventory		Property, plant and equipment		Cost of sales		Selling, general and administrative expenses		Interest Expense		Total
					Year ended October 31, 2024						
Operating leases											
Lease cost	$	0.1	$	—	$	8.4	$	1.7	$	—	$	10.2
Variable lease cost		—		—		2.5		—		—		2.5
Short-term lease cost		3.8		2.4		14.2		1.0		—		21.4
Finance leases											
Amortization of right-of-use assets		—		—		1.5		—		—		1.5
Interest on lease liabilities		—		—		—		—		2.2		2.2
Total lease cost	$	3.9	$	2.4	$	26.6	$	2.7	$	2.2	$	37.8
					Year ended October 31, 2023						
Operating leases											
Lease cost	$	0.1	$	—	$	8.4	$	1.8	$	—	$	10.3
Variable lease cost		—		—		2.4		—		—		2.4
Short-term lease cost		1.6		4.1		15.6		1.5		—		22.8
Finance leases											
Amortization of right-of-use assets		—		—		1.3		0.1		—		1.4
Interest on lease liabilities		—		—		—		—		1.5		1.5
Total lease cost	$	1.7	$	4.1	$	27.7	$	3.4	$	1.5	$	38.4
					Year ended October 31, 2022						
Operating leases											
Lease cost	$	0.2	$	—	$	6.4	$	1.6	$	—	$	8.2
Variable lease cost		—		—		1.9		—		—		1.9
Short-term lease cost		1.9		3.5		11.5		1.0		—		17.9
Finance leases											
Amortization of right-of-use assets		—		—		0.5		0.2		—		0.7
Interest on lease liabilities		—		—		—		—		0.2		0.2
Total lease cost	$	2.1	$	3.5	$	20.3	$	2.8	$	0.2	$	28.9

Supplemental cash flow information related to leases is set forth below:

				Years ended October 31,		
(In millions)		**2024**		**2023**		**2022**
Cash paid for amounts included in the measurement of lease liabilities of cash flows for:						
Operating lease liabilities	$	9.2	$	8.1	$	6.4
Finance lease liabilities		1.4		—		—
Right-of-use assets obtained in exchange for new operating lease liabilities		0.7		12.2		23.1

As of October 31, 2024, future maturities of lease liabilities with original terms in excess of one year were as follows:

		(In millions)		
Year ending October 31,		**Operating Leases**		**Finance Leases**
2025	$	8.9	$	2.8
2026		8.3		2.7
2027		7.7		2.7
2028		7.2		2.7
2029		6.7		2.6
Thereafter		73.9		47.3
Total undiscounted future minimum lease payments	$	112.7	$	60.8
Less imputed interest		(38.9)		(36.4)
Total discounted future minimum lease payments	$	73.8	$	24.4

Weighted average remaining lease terms and weighted average discount rates as of October 31, 2024 were as follows:

	Operating Leases	**Finance Leases**
Weighted average remaining lease term (in years)	15.3	21.0
Weighted average discount rate	5.5 %	10.0 %

11. Commitments and Contingencies

Litigation

We are from time to time involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with clients and contractors, intellectual property disputes and other business matters.

On April 23, 2020, former Mission Produce, Inc. employees filed a class action lawsuit in the Superior Court of the State of California for the County of Los Angeles against us alleging violation of certain wage and labor laws in California, including failure to pay all overtime wages, minimum wage violations, and meal and rest period violations, among others. Additionally, on June 10, 2020, former Mission Produce, Inc. employees filed a class action lawsuit in the Superior Court of the State of California for the County of Ventura against us alleging similar violations of certain wage and labor laws. The plaintiffs in both cases seek damages primarily consisting of class certification and payment of wages earned and owed, plus other consequential and special damages. While the Company believes that it did not violate any wage or labor laws, in May 2021, the plaintiffs in both class action lawsuits and the Company agreed to settle the class action cases. Per the terms of the settlement agreement between the parties, the total amount of the settlement is $1.5 million. The Court granted Final Approval of the Class Action Settlement on June 10, 2024. Payment was sent to the Settlement Administrator on June 26, 2024, to be distributed directly to the class members. Once all settlement checks have been distributed and cashed or returned pursuant to the terms of the Settlement Agreement, the action will be dismissed with prejudice. The Court has set a deadline of June 2025 for Plaintiff to file a declaration from the settlement administrator regarding disbursal of funds.

On October 21, 2024, a former temporary worker placed at the Company's California packinghouse by a labor contractor utilized by the Company, filed a class action lawsuit in the Superior Court of the State of California for the County of Ventura County against us alleging violations of certain wage and hour laws. The plaintiff seeks damages primarily consisting of class certification, payment of wages earned and owed, liquidated damages, penalties and fees, and injunctive relief. The Company is vigorously defending against the claims. At this time, it is too soon to determine the outcome of the litigation. As a result, the Company has not accrued for any loss contingencies related to these claims because the amount and range of loss, if any, cannot currently be reasonably estimated.

The outcomes of our legal proceedings and other contingencies are inherently unpredictable, subject to significant uncertainties, and if one or more legal matters were resolved against the Company in a reporting period for amounts above management's expectations, the Company's financial condition and operating results for that period could be materially adversely affected.

12. Income Taxes

The components of the provision for income taxes were as follows:

(In millions)		Years Ended October 31,				
		2024		**2023**		**2022**
Current						
Federal	$	12.1	$	3.2	$	0.5
State		2.2		0.6		(0.1)
Foreign		12.3		4.8		3.9
Total current		26.6		8.6		4.3
Deferred						
Federal		(1.7)		(2.9)		0.7
State		(0.3)		(0.1)		0.2
Foreign		(6.0)		(3.4)		(1.5)
Total deferred		(8.0)		(6.4)		(0.6)
Provision for income taxes	$	18.6	$	2.2	$	3.7

U.S. and foreign components of (loss) income before income taxes were as follows:

(In millions)	Years Ended October 31,					
		2024		2023		2022
U.S.	$	48.7	$	8.2	$	1.9
Foreign		11.7		(9.1)		(33.1)
Income (loss) before income taxes	$	60.4	$	(0.9)	$	(31.2)

A reconciliation of the provision for income taxes computed at the federal statutory tax rate to income taxes as reflected in the financial statements is as follows. Certain reconciling items that were presented in other, net in previous periods have been reclassified to conform with current period presentation.

	Years Ended October 31,		
	2024	2023	2022
Federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	2.4 %	(37.4)%	(0.7)%
GILTI	— %	— %	(1.9)%
Non-deductible executive compensation	1.8 %	(38.7)%	(0.9)%
Foreign rate differential	2.6 %	(16.0)%	0.4 %
Excess tax benefits from share-based compensation	0.3 %	(14.6)%	— %
Prior year adjustments	0.6 %	(7.0)%	1.2 %
Change in valuation allowance	1.7 %	(142.5)%	(0.8)%
Foreign tax credits	(0.1)%	— %	0.8 %
Peru income tax rate change	(2.5)%	— %	1.8 %
Change in unrecognized tax benefits	0.5 %	(60.7)%	(2.8)%
Mexican advance payment write-off	— %	(190.3)%	— %
ASC 740-30 (formerly APB 23) change	— %	189.1 %	— %
Goodwill impairment	— %	— %	(33.4)%
Moruga fair value remeasurement	— %	— %	1.4 %
Other, net	2.5 %	40.5 %	1.9 %
Effective tax rate[1]	30.8 %	(256.6)%	(12.0)%

(1) May not sum due to rounding.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of deferred tax assets and liabilities were as follows:

(In millions)	October 31,			
		2024		2023
Accrued expenses	$	7.1	$	4.9
Net operating loss and other carryforwards		12.2		7.0
Business interest limitation carryforward		—		0.7
Inventory		1.0		0.6
Operating lease liabilities		14.9		16.0
Allowances, reserves, and other		2.0		1.3
Total deferred tax assets		37.2		30.5
Less: valuation allowance		(2.9)		(1.9)
Total net deferred tax assets	$	34.3	$	28.6
Equity interest in unconsolidated subsidiaries		(3.8)		(3.8)
Interest rate swaps		—		(0.1)
Property, plant and equipment		(23.8)		(24.7)
Operating lease right-of-use assets		(13.6)		(15.0)
Total deferred tax liabilities		(41.2)		(43.6)
Total net deferred tax assets/(liabilities)	$	(6.9)	$	(15.0)

As of October 31, 2024, the Company had foreign net operating loss carryforwards of $46.3 million, all of which, carries forward indefinitely. The Company's remaining foreign net operation loss carryforwards begin to expire in 2032.

The net change in the valuation allowance for deferred tax assets was $(1.0) million and $(1.2) million for the years ended October 31, 2024 and 2023, respectively. Our valuation allowances primarily relate to deferred tax assets in jurisdictions with current and historical losses as well as deferred tax assets which would generate capital losses and can only be realizable upon generation of future capital gains.

As of October 31, 2023, the Company has released its previously recorded deferred tax liability of $1.5 million for withholding tax that it previously expected to be due upon future distribution of approximately $28.1 million of foreign earnings from its International Farming operations in Peru given that the accumulated earnings are now assumed to be indefinitely reinvested. The Company has determined all other accumulated foreign earnings of $156.1 million to be indefinitely reinvested, as it is our intent to permanently reinvest these funds outside of the United States and our current plans do not demonstrate a need to repatriate the cash to fund our U.S. operations.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

A reconciliation of the total amounts of unrecognized tax benefits (exclusive of interest and penalties) is as follows:

	October 31,			
(In millions)		2024		2023
Unrecognized tax benefits beginning of year	$	7.6	$	6.7
Increases related to prior year positions		0.3		0.2
Lapse of statute of limitation		(0.2)		—
Foreign currency remeasurement		(0.7)		0.7
Unrecognized tax benefits end of year	$	7.0	$	7.6

If recognized, the total amount of unrecognized tax benefits as of October 31, 2024 and 2023 would impact the effective tax rate. There is potential for significant changes to unrecognized tax benefits by the end of fiscal year 2024 with regards to the 2013 tax assessment as discussed below.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company recorded $(0.7) million, $1.1 million, and $0.6 million of interest and penalties and the respective foreign currency gain or loss in the years ended October 31, 2024, 2023 and 2022, respectively, in the consolidated statements of net income (loss) and had $8.7 million and $9.4 million for interest and penalties accrued as of October 31, 2024 and 2023, respectively, which have been included in other long-term liabilities in the consolidated balance sheets.

We conduct business both domestically and internationally and, as a result, one or more of our subsidiaries files income tax returns in U.S. federal, U.S. state and certain foreign jurisdictions. Accordingly, in the normal course of business, we are subject to examination by taxing authorities, primarily in the United States, Mexico and Peru. The Company is no longer subject to U.S. federal tax examinations for the fiscal years prior to and including October 31, 2020, nor is it subject to U.S. state income tax examinations for fiscal years prior to and including October 31, 2019. The Company is no longer subject to income tax examinations in Mexico for calendar years prior to and including December 31, 2018, except for the 2013 calendar year, which is under audit as discussed below. The Company is no longer subject to income tax examinations in Peru for calendar years prior to and including December 31, 2018.

The Company's wholly owned subsidiary in Mexico is currently under audit for the fiscal year 2013 and received certain proposed adjustments during fiscal year 2018 from the Mexican taxing authorities pertaining to disallowed deductions. During June 2018, the Company filed an administrative appeal challenging the 2013 tax assessment, which in June 2019 the authorities issued a resolution revoking the tax assessment and ordering the tax auditors to appraise some evidence and re-issue a new assessment in connection with one of the intermediaries. The Mexican subsidiary filed a tax lawsuit since the tax auditors did not appraise the evidence offered in connection with a significant portion of the disallowed deductions, which the Company is currently waiting for the resolution of the trial. The Company believes that it has adequately provided taxes for this matter.

In March 2020, the Company's wholly owned subsidiary in Mexico made an advance payment of income taxes related to disallowed deductions for tax years 2014-2017, which the Company paid but then immediately challenged in Court. At the time of payment and during the litigation the Company did not record an unrecognized tax benefit related to the deduction because we believed it was more likely than not that the tax position would be sustained. The case was lost in fiscal year 2023 and management decided not to appeal; accordingly, a $1.7 million charge was recognized in the provision for income taxes in fiscal year 2023.

On December 30, 2020, Peru enacted tax law repealing current tax law which provided benefits to agribusiness entities. The new law subjects us to higher Peruvian corporate income tax rates than the rate in effect on the date of repeal of 15%, as follows: 20% for calendar years 2023 to 2024, 25% for calendar years 2025 to 2027, and 29.5% thereafter.

In December 2021, the Organization for Economic Cooperation and Development ("OECD"), which is an international public policy setting organization comprised of member countries including the U.S., published a proposal for the establishment of a global minimum tax rate of 15% (the "Pillar Two rule"). The OECD has recommended that the Pillar Two rule become effective for fiscal years beginning after January 1, 2024, which is our fiscal 2025. To date, member states are in various stages of implementation and the OECD continues to refine technical guidance. We are closely monitoring developments of the Pillar Two rule and are currently evaluating the potential impact in each of the countries we operate in.

13. Shareholders' Equity

2020 Incentive Award Plan

On October 1, 2020, our Board of Directors adopted the 2020 Incentive Award Plan ("2020 Plan"), which provides for the grant of equity awards, including stock options, RSUs, and PSUs to directors, employees, consultants, and certain of our affiliates. The terms of awards may vary based on the grantee classification, or nature of the award, such as awards contingent upon discrete events, or awards related to continuing employment. Upon adoption of the 2020 Plan, the Company's former stock incentive plan was simultaneously closed, and all shares subject to awards outstanding and shares available for issuance were transferred to, or became available for issuance under the 2020 Plan. A maximum of 9,880,190 shares of common stock may be issued under the 2020 Plan. As of October 31, 2024, 7,473,421 shares were available for issuance under the 2020 Plan.

Stock-based compensation

Stock-based compensation expense is recorded in selling, general and administrative expenses in the consolidated statements of income (loss). Total stock-based compensation expense under these plans and the total related recognized tax benefit were as follows:

(In millions)	Years Ended October 31,		
	2024	2023	2022
RSUs	$ 4.3	$ 3.4	$ 2.0
PSUs	1.9	0.1	0.3
Stock options	0.9	1.0	1.3
Total stock-based compensation expense under incentive plans, pretax	7.1	4.5	3.6
Tax benefit	0.5	0.4	—

Unrecognized stock-based compensation expense as of October 31, 2024 was $7.6 million and is expected to be recognized over a weighted-average period of 1.5 years.

RSUs

RSUs are service-based awards granted under the 2020 Plan to eligible employees and non-employees. RSUs are expected to be settled with shares of the Company's common stock. Vesting and forfeiture conditions are specific to each grant as determined by the plan administrator. The fair value of RSUs is determined based on the market price of our common stock on the date of grant.

Employees

RSUs granted to eligible employees generally vest ratably over three to four years. Certain employees are also eligible to defer the distribution of shares between two to five years, either in lump sum or annual installments. Deferral elections are made annually at the beginning of each plan year and apply to grants made within said year. The weighted average grant date fair value of RSUs granted to employees in the years ended October 31, 2024, 2023 and 2022 was $10.31, $11.87, and $15.88, respectively.

Activity for awards during the year ended October 31, 2024 was as follows:

	Units (in thousands)		Weighted average grant-date fair value per unit
Outstanding at October 31, 2023	517	$	13.38
Granted	276		10.31
Vested	(201)		13.77
Forfeited	(3)		10.79
Outstanding at October 31, 2024	589	$	11.83
Vested and deferred at October 31, 2024	2	$	11.87

Board of Directors

Under our Director Compensation Plan, new directors receive an initial sign-on grant and continuing directors receive an automatic annual grant on the date of each Annual Shareholders' Meeting, set to cliff-vest at the earlier of one year following the grant date or at the subsequent Annual Shareholders' Meeting. Directors are also eligible to defer the distribution of shares between two to five years, either in lump sum or annual installments. Deferral elections are made annually at the beginning of each plan year and apply to grants made within said year. The weighted average grant date fair value of RSUs granted to directors in the years ended October 31, 2024, 2023, and 2022 was $11.47, $11.18, and $13.08, respectively.

Activity for RSU awards for directors during the year ended October 31, 2024 was as follows:

	Units (in thousands)		Weighted average grant-date fair value per unit
Outstanding at October 31, 2023	73	$	11.18
Granted	63		11.47
Vested	(73)		11.18
Forfeited	—		—
Outstanding at October 31, 2024	63	$	11.47
Vested and deferred at October 31, 2024	45	$	13.76

PSUs

PSUs are performance-based awards granted to eligible employees under the 2020 Plan. PSUs are expected to be settled with shares of the Company's common stock at the end of a three-year cliff vesting period, provided the performance conditions are achieved as of the end of such period. The actual number of shares issued may range from 0% to 200% of the target shares issued at time of grant. The fair value of PSUs is determined based on the market price of our common stock on the date of grant.

The weighted average grant date fair value of PSUs granted in the years ended October 31, 2024, 2023 and 2022 was $10.38, $11.90 and $15.89, respectively. Activity for PSU awards during the year ended October 31, 2024 was as follows.

	Units (in thousands)		Weighted average grant-date fair value per unit
Unvested at October 31, 2023	252	$	13.38
Granted at target	213		10.38
Vested	—		—
Forfeited	—		—
Unvested at October 31, 2024	465	$	12.01

Stock options

No stock options were granted during the years ended October 31, 2024, 2023 or 2022. Historical grants of stock options were predominantly made in connection with our IPO. Stock options vest based on tenure of employment or other specific events and expire 10 years after the grant date. The total grant-date fair value of stock options vested during the years ended October 31, 2024, 2023 and 2022 was $1.1 million, $1.1 million, and $1.4 million, respectively. The total intrinsic value of stock options exercised during the year ended October 31, 2024 was less than $0.1 million. During both years ended October 31, 2023 and 2022, the total intrinsic value of stock options exercised was $0.1 million.

CEO Award

Stock option activity for an award granted to our CEO in 2019, prior to our initial public offering ("CEO Award") during the year ended October 31, 2024 was as follows:

	Number of options (in thousands)	Weighted-average exercise price	Weighted-average remaining life (in years)	Aggregate intrinsic value (in millions)
Outstanding at October 31, 2023	1,700	$ 13.74		
Granted	—			
Exercised	—			
Forfeited	—			
Outstanding and exercisable at October 31, 2024	1,700	$ 13.74	4.7	$ —

	Number of options (in thousands)	Weighted average grant-date fair value
Unvested at October 31, 2023	170	$ 5.35
Granted	—	—
Vested	(170)	5.35
Forfeited	—	—
Unvested at October 31, 2024	—	$ —

Employees

Stock options to employees (excluding the CEO) generally have ratable vesting over four years. Activity for these awards during the year ended October 31, 2024 was as follows:

	Number of options (in thousands)	Weighted-average exercise price	Weighted-average remaining life (in years)	Aggregate intrinsic value (in millions)
Outstanding at October 31, 2023	379	$ 12.00		
Granted	—	—		
Exercised	(4)	12.00		
Forfeited	—	—		
Expired	—	—		
Outstanding and exercisable at October 31, 2024	375	$ 12.00	5.9	$ —

	Number of options (in thousands)	Weighted average grant-date fair value
Unvested at October 31, 2023	99	$ 3.61
Granted	—	—
Vested	(99)	3.61
Forfeited	—	—
Unvested at October 31, 2024	—	$ —

Dividends

If we do not comply with certain covenants under our credit facility, our ability to pay dividends in the future could be limited.

Stock Repurchase Program

On September 6, 2023, the Board of Directors approved a stock repurchase program, which permits the Company to repurchase up to $20 million of shares of the Company's common stock within 36 months from adoption. The shares may be repurchased from time to time in open market or privately negotiated transactions in such quantities and at such prices as may be authorized by certain designated officers of the Company. No shares were repurchased during the year ended October 31, 2024. During the year ended October 31, 2023, $0.6 million of shares were repurchased. As of October 31, 2024, $19.4 million of shares remains authorized for repurchase.

14.   Fair Value Measurements

Financial assets measured and recorded at fair value on a recurring basis included in the consolidated balance sheets were as follows:

		October 31, 2024				October 31, 2023		
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets								
Mutual funds	$ 2.2	$ 2.2	$ —	$ —	$ 1.4	$ 1.4	$ —	$ —
Interest rate swap	—	—	—	—	0.4	—	0.4	—
Liabilities								
Interest rate swap	0.2	—	0.2	—	—	—	—	—

Our mutual fund investments relate to our deferred compensation plan, which are held in a Rabbi trust which is included in other assets in our consolidated balance sheets. The funds are measured at quoted prices in active markets, which is equivalent to their fair value.

The fair value of interest rate swaps is determined using widely accepted valuation techniques, including the DCF method. The analysis reflects the contractual terms of the swaps, including the period to maturity, and uses observable market-based inputs, including interest rate curves ("significant other observable inputs"). The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default. The Company has concluded, as of October 31, 2024 and 2023, the fair value associated with the "significant unobservable inputs" relating to the Company's risk of non-performance was insignificant to the overall fair value of the interest rate swap agreements and, as a result, the Company has determined that the relevant inputs for purposes of calculating the fair value of the interest rate swap agreements, in their entirety, were based upon "significant other observable inputs". The assets or liabilities associated with the interest rate swaps have been included in prepaid and other current assets and other assets or accrued expenses and other long-term liabilities in the consolidated balance sheets and gains and losses for the interest rate swaps have been included in other income (expense), net in the consolidated statements of income (loss).

15.   Earnings Per Share

	Years Ended October 31,		
	2024	**2023**	**2022**
Numerator:			
Net income (loss) attributable to Mission Produce (in millions)	$ 36.7	$ (2.8)	$ (34.6)
Denominator:			
Weighted average shares of common stock outstanding, used in computing basic earnings per share	70,861,023	70,750,239	70,647,469
Effect of dilutive stock options	—	—	—
Effect of dilutive RSUs	151,806	—	—
Weighted average shares of common stock outstanding, used in computing diluted earnings per share	71,012,829	70,750,239	70,647,469
Earnings per share			
Basic	$ 0.52	$ (0.04)	$ (0.49)
Diluted	$ 0.52	$ (0.04)	$ (0.49)

Equity awards representing shares of common stock outstanding that were excluded in the computation of diluted earnings per share because their effect would have been anti-dilutive as a result of applying the treasury stock method, were as follows:

	Years Ended October 31,		
	2024	**2023**	**2022**
Anti-dilutive stock options	2,077,700	2,097,239	606,453
Anti-dilutive RSUs	304,101	588,266	200,681

16. Related Party Transactions

Transactions with related parties included in the consolidated financial statements were as follows:

(In millions)	Consolidated Balance Sheets				Consolidated Statements of Income (Loss)			
	Accounts receivable	Property, plant and equipment, net	Accounts payable & accrued expenses	Finance lease liabilities	Net sales	Cost of sales	Interest expense	Other income (expense), net
	October 31, 2024				Year ended October 31, 2024			
Equity method investees:								
Henry Avocado	$ —	$ —	$ —	$ —	$ 3.9	$ —	$ —	$ —
Mr. Avocado	0.7	—	—	—	0.2	—	—	—
Other:								
Directors/officers[1]	0.2	20.0	—	21.7	1.3	3.3	2.1	—
Employees[2]	—	—	0.4	—	—	9.3	—	—
	October 31, 2023				Year ended October 31, 2023			
Equity method investees:								
Henry Avocado	$ —	$ —	$ 0.1	$ —	$ 1.8	$ 0.1	$ —	$ —
Mr. Avocado	2.9	—	—	—	8.8	—	—	—
Other:								
Directors/officers[1]	0.1	15.2	0.2	15.7	1.0	2.9	1.4	—
Employees[2]	—	—	0.5	—	—	9.1	—	—
					Year ended October 31, 2022			
Equity method investees:								
Henry Avocado					$ 2.7	$ 0.5	$ —	$ —
Mr. Avocado					2.7	—	—	—
Copaltas[3]					—	—	—	0.1
Moruga[4]					4.1	—	—	—
Other:								
Directors/officers[1]					1.0	5.8	—	—
Employees[2]					—	6.2	—	—

(1) The Company purchases from and sells avocados to, and provides logistics services to, a small number of entities having full or partial ownership by some of our directors/officers. These transactions are made under substantially similar terms as with other growers and customers. The Company purchases from and sells fruit to, and provides logistics services to, a small number of entities having full or partial ownership by some of our directors/officers. These transactions are made under substantially similar terms as with other growers and customers. Our blueberries business leases land under a long-term lease with a company owned by one of our directors. The rental rate in the lease was comparable to market rates and reflective of an arms-length transaction. The lease was accounted for as a finance lease right-of-use asset and is included in property, plant and equipment, net in the consolidated balance sheets, with amortization and interest expense recognized in cost of sales and interest expense, respectively, in the condensed consolidated statements of income (loss). The portion of lease costs attributable to noncontrolling interest, net of income taxes, was $0.9 million and $0.6 million for the years ended October 31, 2024 and 2023, respectively, and included as part of net income (loss) attributable to noncontrolling interest in the consolidated statements of income (loss). During fiscal 2023, we purchased 20 hectares of land in Peru from the same company owned by this same director for $0.2 million, which was comparable to market rates and reflective of an arms-length transaction.

(2) The Company utilizes a small number of transportation vendors in Mexico having full or partial ownership by some of our employees. The Company also purchases avocados from a small number of entities having full or partial ownership by some employees. These transactions are made under substantially similar terms as with other transportation carriers and growers.

(3) Amount represents interest income received related to a loan the Company provided to Copaltas to support growth and expansion projects. The loan bore interest at 6.66% and was repaid in full in fiscal 2022.

(4) Effective May 1, 2022, Moruga was prospectively consolidated into the Company's financial statements (refer to Note 3 for more details), at which time transactions between parties were prospectively eliminated in the consolidation of our financial statements. Transactions prior to consolidation are presented the same as in prior periods. The Company provides packing and cooling services for blueberries and leases owned land to Moruga.

17. Segment and Revenue Information

We have three operating segments which are also reportable segments. Our reportable segments are presented based on how information is used by our CEO, who is the chief operating decision maker, to measure performance and allocate resources. After the consolidation of Moruga on May 1, 2022 (refer to Notes 2 and 3 for more information), the information used by the CEO changed to include the results of Moruga, and as such, we determined our reportable segments to be:

- *Marketing & Distribution*. Our Marketing & Distribution reportable segment sources fruit from growers and then distributes the fruit through our global distribution network.

- *International Farming.* International Farming owns and operates orchards from which the vast majority of fruit produced is sold to our Marketing & Distribution segment. The segment's farming activities range from cultivating early-stage plantings to harvesting from mature trees. It also earns service revenues for packing and processing fruit for both our Blueberries segment, as well as for third-party producers of other crops. Operations are principally located in Peru, with smaller operations emerging in other areas of Latin America.

- *Blueberries.* The Blueberries segment represents the results of Moruga, subsequent to its consolidation on May 1, 2022. Moruga's farming activities include cultivating early-stage blueberry plantings and harvesting mature bushes. Substantially all blueberries produced are sold to a single distributor under an exclusive marketing agreement.

The CEO evaluates and monitors segment performance primarily through segment sales and segment adjusted EBITDA. Adjusted EBITDA refers to net income (loss), before interest expense, income taxes, depreciation and amortization expense, stock-based compensation expense, other income (expense), and income (loss) from equity method investees, further adjusted by asset impairment and disposals, net of insurance recoveries, farming costs for nonproductive orchards (which represents land lease costs), certain noncash and nonrecurring ERP costs, transaction costs, material legal settlements, amortization of inventory adjustments recognized from business combinations, and any special, non-recurring, or one-time items such as remeasurements or impairments, and any portion of these items attributable to the noncontrolling interest, all of which are excluded from the results the CEO reviews uses to assess segment performance and results. We believe that adjusted EBITDA by segment provides useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each reportable segment in relation to the Company as a whole. These measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. Effective for the fourth quarter of 2024, the Company made a change in presentation of its reconciliation of adjusted EBITDA to its comparable GAAP financial measure to include a subtotal of the non-GAAP adjustments before the effect of the noncontrolling interest adjustment called "adjusted EBITDA before adjustment for noncontrolling interest." The presentation change has no impact to total adjusted EBITDA. We believe the addition of the subtotal within the reconciliation is useful because it better aligns with management's sequence of review of the information in the reconciliation.

Net sales from each of our reportable segments were as follows.

(In millions)	Marketing & Distribution	International Farming	Blueberries	Total	Marketing & Distribution	International Farming	Blueberries	Total	Marketing & Distribution	International Farming	Blueberries[1]	Total
	2024				2023				2022			
Third party sales	$ 1,152.6	$ 6.4	$ 75.7	$ 1,234.7	$ 889.9	$ 11.6	$ 52.4	$ 953.9	$ 1,016.1	$ 19.1	$ 10.7	$ 1,045.9
Affiliated sales	—	58.5	—	58.5	—	78.6	—	78.6	—	95.6	—	95.6
Total segment sales	$ 1,152.6	$ 64.9	$ 75.7	$ 1,293.2	$ 889.9	$ 90.2	$ 52.4	$ 1,032.5	$ 1,016.1	$ 114.7	$ 10.7	$ 1,141.5
Intercompany eliminations	—	(58.5)	—	(58.5)	—	(78.6)	—	(78.6)	—	(95.6)	—	(95.6)
Total net sales	$ 1,152.6	$ 6.4	$ 75.7	$ 1,234.7	$ 889.9	$ 11.6	$ 52.4	$ 953.9	$ 1,016.1	$ 19.1	$ 10.7	$ 1,045.9

Years ended October 31,

(1) The Blueberries segment was consolidated prospectively from May 1, 2022.

Supplemental sales information is as follows:

(In millions)	Years Ended October 31,		
	2024	2023	2022
By type			
Avocado	$ 1,092.2	$ 851.1	$ 998.5
Blueberry[1]	75.7	52.4	10.7
Mango	55.7	37.3	17.5
Other	11.1	13.1	19.2
Total net sales	$ 1,234.7	$ 953.9	$ 1,045.9
By customer location			
United States	1,022.7	760.5	854.7
Rest of world	212.0	193.4	191.2
Total net sales	$ 1,234.7	$ 953.9	$ 1,045.9

(1) Blueberry sales are generated entirely by our Blueberries segment, and are therefore reported prospectively from May 1, 2022.

Adjusted EBITDA for each of our reportable segments was as follows:

(In millions)		Years Ended October 31,				
		2024		**2023**		**2022**
Marketing & Distribution adjusted EBITDA	$	85.1	$	40.1	$	23.5
International Farming adjusted EBITDA		4.6		3.1		23.3
Blueberries adjusted EBITDA		18.1		5.2		0.8
Total reportable segment adjusted EBITDA	$	107.8	$	48.4	$	47.6
Net income (loss)		41.8		(3.1)		(34.9)
Interest expense[1]		12.6		11.6		5.5
Provision for income taxes		18.6		2.2		3.7
Depreciation and amortization[2]		37.7		32.8		24.8
Equity method income		(3.7)		(4.0)		(5.1)
Stock-based compensation		7.1		4.5		3.6
Severance		1.3		1.3		—
Legal settlement		0.2		—		—
Asset impairment and disposals, net of insurance recoveries		3.9		1.3		0.4
Farming costs for nonproductive orchards		1.7		1.8		1.5
ERP costs[3]		2.2		2.2		4.6
Goodwill impairment		—		—		49.5
Remeasurement gain on business combination with Moruga		—		—		(2.0)
Transaction costs		—		0.3		0.6
Amortization of inventory adjustment recognized from business combination		—		0.7		0.4
Other (income) expense, net		(3.6)		0.2		(4.4)
Adjusted EBITDA before adjustment for noncontrolling interest	$	119.8	$	51.8	$	48.2
Noncontrolling interest[4]		(12.0)		(3.4)		(0.6)
Total adjusted EBITDA	$	107.8	$	48.4	$	47.6

(1) Includes interest expense from finance leases, the most significant of which is for nonproductive land at our Blueberries segment of $1.8 million and $1.4 million for the years ended October 31, 2024 and 2023, respectively.

(2) Includes depreciation and amortization of purchase accounting assets of $3.7 million, $2.4 million and $1.4 million for the years ended October 31, 2024, 2023 and 2022, respectively. Includes amortization of finance leases, the most significant of which is for nonproductive land at our Blueberries segment of $0.7 million and $0.6 million for the years ended October 31, 2024 and 2023, respectively. The year ended October 31, 2024 included $4.1 million of accelerated depreciation expense recognized during the first quarter, for certain blueberry plants determined to have no remaining useful life.

(3) Includes recognition of deferred implementation costs in all years. The year ended October 31, 2022 also includes post-implementation process reengineering costs.

(4) Represents net income (loss) attributable to noncontrolling interest plus the impact of non-GAAP adjustments, allocable to the noncontrolling owner based on their percentage of ownership interest.

Property, plant and equipment, net attributed to geographic areas was as follows:

(In millions)		October 31,		
		2024		**2023**
North America	$	182.3	$	141.7
South America		325.2		370.5
Europe		15.9		11.0
Property, plant and equipment, net	$	523.4	$	523.2

18.   Subsequent event

In November 2024, the Company announced plans to close its Canadian distribution centers within its Marketing & Distribution segment. Operations at these distribution centers will continue until their planned closure during the first quarter of fiscal 2025. In connection with the closure, we expect to recognize approximately $1.3 million of accelerated depreciation of property, plant and equipment and $0.4 million of accelerated lease expense during the first quarter of 2025. Severance costs are expected to be immaterial.

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